As filed with the Securities and Exchange Commission on February 8, 2016

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

United Mexican States

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Donald J. Puglisi

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Nicolas Grabar Carmen A. Corrales Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Christopher L. Mann Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Debt Securities and/or Warrants	U.S. $10,000,000,000	100%	U.S. $10,000,000,000	U.S. $1,007,000

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Exclusive of accrued interest, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to debt securities or warrants having an aggregate principal amount of U.S. $699,513,297 or its equivalent in other currencies or currency units, registered under the Registrant’s registration statement No. 333-204638 under Schedule B and not previously sold in the United States. In the event that any previously registered debt securities are offered prior to the effective date of this registration statement, they will not be offered pursuant to any prospectus hereunder.

EXPLANATORY NOTE

This registration statement contains a prospectus, consisting of a cover page, table of contents, numbered pages 2 through 49 and a back cover, relating to debt securities and/or warrants of the United Mexican States (“Mexico”). A maximum aggregate principal amount of U.S. $10,699,513,297 or its equivalent in other currencies or currency units of debt securities or warrants may be offered and sold in the United States on or after the date of this registration statement. Information concerning pricing, the particular terms of such offer or sale and other matters will be included in one or more prospectus supplements filed in accordance with the rules and regulations of the Securities and Exchange Commission (the “Commission”).

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933 and the Prospectus

Schedule B Item	Heading in Prospectus

1.	Cover Page
2.	Use of Proceeds
3.	Description of the Securities*
4.	*
5.	*
6.	**
7.	Authorized Representative
8.	***
9.	***
10.	Plan of Distribution***
11.	****
12.	Validity of the Securities
13.	****
14.	****

*	Additional information to be included in Mexico’s annual report on Form 18-K filed or to be filed with the Commission, as amended from time to time and incorporated by reference herein.
**	Information to be provided from time to time by amendment to this registration statement or in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.
***	Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities and/or warrants.
****	Information included in Part II to this registration statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this registration statement.

PROSPECTUS

UNITED MEXICAN STATES

DEBT SECURITIES

AND WARRANTS

Mexico may from time to time offer and sell its securities, including its debt securities, in amounts, at prices and on terms to be determined at the time of sale and provided in supplements to this prospectus. The securities will be direct, general and unconditional public external indebtedness of Mexico.

The debt securities will contain “collective action clauses,” unless otherwise indicated in the applicable prospectus supplement. Under these provisions, which differ from the terms of Mexico’s public external indebtedness issued prior to November 10, 2014, Mexico may amend the payment provisions of the debt securities and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually.

Mexico may sell the securities directly, through underwriters or through agents designated from time to time. The names of any underwriters or agents will be provided in the applicable prospectus supplement.

The terms of specific debt securities Mexico may offer from time to time will be set forth in the applicable prospectus supplement.

See “Risk Factors” beginning on page 3 to read about certain risks you should consider before investing in the debt securities.

You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of these documents.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE NATIONAL SECURITIES REGISTRY MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (“CNBV”), AND THEREFORE MAY NOT BE OFFERED OR SOLD PUBLICLY IN MEXICO. THE SECURITIES MAY BE OFFERED OR SOLD TO QUALIFIED AND INSTITUTIONAL INVESTORS IN MEXICO, PURSUANT TO THE PRIVATE PLACEMENT EXEMPTION SET FORTH UNDER ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW. AS REQUIRED UNDER THE MEXICAN SECURITIES MARKET LAW, MEXICO WILL GIVE NOTICE TO THE CNBV OF THE OFFERING OF THE SECURITIES UNDER THE TERMS SET FORTH HEREIN. SUCH NOTICE WILL BE SUBMITTED TO THE CNBV TO COMPLY WITH THE MEXICAN SECURITIES MARKET LAW, AND FOR INFORMATIONAL PURPOSES ONLY. THE DELIVERY TO, AND RECEIPT BY, THE CNBV OF SUCH NOTICE DOES NOT CERTIFY THE SOLVENCY OF MEXICO, THE INVESTMENT QUALITY OF THE SECURITIES, OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT IS ACCURATE OR COMPLETE. MEXICO HAS PREPARED THIS PROSPECTUS AND IS SOLELY RESPONSIBLE FOR ITS CONTENT, AND THE CNBV HAS NOT REVIEWED OR AUTHORIZED SUCH CONTENT.

February 8, 2016

i

ii

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the securities Mexico may offer. Each time Mexico sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement.

This prospectus contains information you should consider when making your investment decision. We are responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus or prospectus supplement we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. Mexico is offering to sell the securities and seeking offers to buy the securities only in jurisdictions where it is lawful to do so. The information contained in this prospectus and in any accompanying prospectus supplement is current only as of the dates of this prospectus and such prospectus supplement, respectively. You should read both this prospectus and any accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

The following documents relating to Mexico’s debt securities or warrants may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement;

•	the documents incorporated by reference in this prospectus and any prospectus supplement.

Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they arhe made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•	Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investment in particular.

•	Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

DATA DISSEMINATION

Mexico is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard, or SDDS, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released on the so-called “Advance Release Calendar.” For Mexico, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The SDDS’s Internet website is located at: http://dsbb.imf.org/Pages/SDDS/CtyCtgList.aspx?ctycode=MEX, which is included herein as an inactive textual reference, and such information is not incorporated by reference herein.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, Mexico will use the net proceeds from the sale of securities for the general purposes of the

Mexican Government, including the refinancing, repurchase or retirement of its domestic and external indebtedness.

RISK FACTORS

This section describes certain risks associated with investing in the debt securities. You should consult your financial and legal advisors about the risks of investing in the debt securities and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

Risks Relating to Mexico

Adverse external factors, instability in international financial markets and adverse domestic factors could lead to reduced growth and decreased foreign investment in Mexico.

High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues, and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

Instability or volatility in the international financial markets could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows and portfolio investment in particular.

Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

Currency Risks

Debt securities denominated in a currency other than the currency of your home country are not an appropriate investment for you if you do not have experience with foreign currency transactions.

If Mexico denominates debt securities in a currency other than U.S. dollars, the applicable prospectus supplement will contain information about the currency, including historical exchange rates and any exchange controls affecting the currency. Mexico will provide this information for your convenience only. Future fluctuations in exchange rates or exchange controls may be very different from past trends, and Mexico will not advise you of any changes after the date of the applicable prospectus supplement. In addition, if you reside outside the United States, special considerations may apply to your investment in the debt securities. You should consult financial and legal advisors in your home country to discuss matters that may affect your purchase or holding of, or receipt of payments on, the debt securities.

If the specified currency of a debt security depreciates against your home country currency, the effective yield of the debt security would decrease below its interest rate and could result in a loss to you.

Rates of exchange between your home country currency and the specified currency may change significantly, resulting in a reduced yield or loss to you on the debt securities. In recent years, rates of exchange between certain currencies have been highly volatile, and you should expect this volatility to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past, however, do not necessarily indicate future fluctuations.

Foreign exchange rates can either be fixed by sovereign governments or float. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar. National governments, however, rarely voluntarily allow their currencies to float freely in response to economic forces. Sovereign governments may use a variety of techniques, such as intervention by a country’s central bank or imposition of regulatory controls or taxes, to affect the rate of exchange of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate by devaluation or revaluation of a currency. A special risk to you in purchasing debt securities denominated in a foreign currency is that their yield could be affected by these types of governmental actions.

Exchange controls could affect exchange rates and prevent Mexico from paying you in the specified currency.

Governments have imposed exchange controls in the past and may do so in the future. There is a possibility that your government or foreign governments will impose or modify foreign exchange controls while you are a holder of foreign currency debt securities. Exchange controls could cause exchange rates to fluctuate, resulting in a reduced yield or loss to you on the debt securities. Exchange controls could also limit the availability of a specified currency for making payments on a debt security. In the event that a specified currency is unavailable, Mexico will make payments to you as described under “Description of the Securities—Payment of Principal and Interest—Payment Currency—Unavailability of Payment Currency.”

If you file a lawsuit in the United States against Mexico, the court may not render a judgment in any currency other than U.S. dollars.

New York law will apply to the debt securities, except that the authorization of the debt securities and their execution by Mexico will be governed by Mexican law. Courts in the United States customarily have not rendered judgments in any currency other than U.S. dollars. However, New York law provides that in a lawsuit based on an obligation owed in a currency other than U.S. dollars, a court will render a judgment first in the currency of the obligation and then will convert this amount into U.S. dollars at the exchange rate on the date of the judgment. Fluctuations in exchange rates may cause this amount to be different than the amount Mexico would have paid you under its original obligations. It is possible that New York law would not be applied (a) in any action based on an obligation denominated in a currency unit or (b) by a federal court sitting in the State of New York.

Under the Mexican Monetary Law, payments to be made in Mexico by Mexico in foreign currency may be paid in Mexican pesos at the exchange rate prevailing at the time of payment, as determined by Banco de México, the Mexican Central Bank. Fluctuations in exchange rates may cause this amount to be different than the amount Mexico would have paid you under its original non-Mexican peso denominated obligations.

Indexed Debt Securities

It is possible that you will receive substantially lower payments on indexed debt securities than you would on conventional debt securities or that you will not receive any payments at all.

Indexed debt securities are not an appropriate investment for you if you do not have experience in transactions in the underlying assets of an applicable index. An investment in indexed debt securities may be significantly more risky than an investment in conventional debt securities with fixed principal amounts because the payments on indexed debt securities may vary widely.

The risks of a particular indexed debt security will depend on the possibility of significant changes in currency exchange rates and the prices of any underlying assets. These risks generally depend on factors over which Mexico has no control, such as economic and political events and the supply of and demand for the underlying assets. In addition, the exchange rates or prices referred to may be published by third parties not subject to U.S. or Mexican regulation. In recent years, currency exchange rates and prices for various underlying assets have been highly volatile, and you should expect this volatility to continue in the future. Fluctuations in any of these rates or prices that have occurred in the past, however, do not necessarily indicate future fluctuations.

The secondary market, if any, for indexed debt securities will be affected by a number of factors independent of Mexico’s creditworthiness and the value of the applicable index or indices, including the complexity and volatility of the index or indices, the method of calculating the interest in respect of indexed debt securities, the time remaining to the maturity of such debt securities, the outstanding amount of such debt securities, any redemption features of such debt securities, the amount of other debt securities linked to such index or indices and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of indexed debt securities.

In addition, certain debt securities may be designed for specific investment objectives or strategies and, therefore, may have a more limited secondary market and experience more price volatility than conventional debt securities. Investors may not be able to sell such debt securities readily or at prices that will enable them to realize their anticipated yield. You should not purchase such debt securities unless you understand and are able to bear the risks that such debt securities may not be readily saleable, that the value of such debt securities will fluctuate over time and that such fluctuations may be significant.

Finally, Mexico’s credit ratings may not reflect the potential impact of all risks related to structure and other factors on the market value of the debt securities. Accordingly, prospective investors should consult their own financial and legal advisors as to the risks an investment in the debt securities may entail and the suitability of the debt securities in light of their particular circumstances.

Jurisdiction and Enforcement of Judgments

Mexico is a sovereign government. Thus, it may be difficult for you to obtain or enforce judgments against Mexico in U.S. courts or in Mexico.

Mexico will appoint its Consul General in New York as its authorized agent for service of process in any action based on the debt securities or the indenture which a holder may institute in any state or federal court in the Borough of Manhattan, The City of New York. Mexico and the trustee have irrevocably submitted to the jurisdiction of these courts in any action or proceeding arising out of or based on the indenture or the debt securities of any series (unless otherwise specified in the authorization of the applicable series) and Mexico has waived any objection which it may have to the venue of these courts and any right to which it may be entitled on account of place of residence or domicile. Mexico has also waived any immunity from the jurisdiction of these courts to which it might be entitled (including sovereign immunity and immunity from pre-judgment attachment, post-judgment attachment and execution) in any action based upon the debt securities or the indenture. You may also institute an action against Mexico based on the debt securities in any competent court in Mexico.

Nevertheless, Mexico may still plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 in actions brought against it under U.S. federal securities laws or any state securities laws, and its submission to jurisdiction, appointment of the Consul General as its agent for service of process and waiver of immunity do not include these actions. Without Mexico’s waiver of immunity regarding these actions, you will not be able to obtain a judgment in a U.S. court against Mexico unless the court determines that Mexico is not entitled to sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976. In addition, execution on Mexico’s property in the United States to enforce a judgment may not be possible except under the limited circumstances specified in the U.S. Foreign Sovereign Immunities Act of 1976.

Even if you are able to obtain a judgment against Mexico in the United States or in Mexico, you might not be able to enforce it in Mexico. Under Article 4 of the Federal Code of Civil Procedure of Mexico, Mexican courts may not order attachment before judgment or attachment in aid of execution against any of the property of Mexico.

Modification of the Terms of the Debt Securities

The debt securities will contain provisions that permit Mexico to amend the payment terms of the debt securities without the consent of all holders.

The debt securities will contain provisions regarding acceleration and voting on amendments, modifications and waivers which are commonly referred to as “collective action clauses.” Under these provisions, certain key terms of the debt securities may be amended, including the maturity date, interest rate and other payment terms, without your consent.

DESCRIPTION OF THE SECURITIES

Debt Securities

Unless otherwise specified in a prospectus supplement, Mexico will issue the debt securities under an indenture (which may be amended from time to time) between Mexico and Deutsche Bank Trust Company Americas, as trustee, each issuance of which constitutes a separate series under said indenture. The information contained in this section summarizes some of the terms of the debt securities and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the debt securities. You should read the indenture and the forms of the debt securities before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Because the information provided in the prospectus supplement may differ from that contained in this prospectus, you should rely on the prospectus supplement for the final description of a particular issue of debt securities. The following description will apply to a particular issue of debt securities only to the extent that it is not inconsistent with the description provided in the applicable prospectus supplement. Capitalized terms are defined in the Glossary at the end of this prospectus.

Debt securities issued prior to November 2014 were issued under a Fiscal Agency Agreement, dated as of September 1, 1992, as amended by Amendment No. 1 thereto dated as of November 28, 1995, and by Amendment No. 2 thereto dated as of March 3, 2003 (collectively, the “Fiscal Agency Agreement”). The terms of debt securities issued beginning in November 2014, and the terms of the indenture governing such debt securities, differ in certain respects from the terms of the debt securities issued before November 2014 under the Fiscal Agency Agreement.

The debt securities have been duly authorized in accordance with the laws of Mexico and all necessary action by the Executive Branch of Mexico in connection with the debt securities has been duly taken, including the issuance of a Decree of the President of Mexico.

General Terms of the Debt Securities

The debt securities:

•	will be denominated in U.S. dollars or another currency specified in the applicable prospectus supplement;

•	may be offered and sold in any jurisdiction where it is lawful to do so;

•	may or may not be sold in offerings registered with the SEC;

•	will bear interest at a fixed rate or a floating rate;

•	will contain “collective action clauses” under which Mexico may amend certain key terms of the debt securities, including the maturity date, interest rate and other terms, without the consent of all of the holders of the debt securities, unless otherwise specified in the applicable prospectus supplement;

•	may or may not be redeemable by Mexico before maturity. If the debt securities are redeemable, the prospectus supplement will describe the terms that apply to the redemption;

•	may or may not be subject to repayment at the option of the holder; and

•	will not be entitled to the benefit of any sinking fund unless the applicable prospectus supplement states otherwise.

The prospectus supplement relating to each issuance of debt securities will specify additional terms and describe in more detail the terms of the debt securities that Mexico is issuing. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•	if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	the form of debt security (global or certificated and registered);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Mexico to redeem the debt securities at its option;

•	any provisions that entitle the holders to repayment at their option;

•	the currency in which the debt securities are denominated and the currency in which Mexico will make payments;

•	the authorized denominations;

•	a description of any index Mexico will use to determine the amount of principal or any premium or interest payments; and

•	any other terms that do not conflict with the provisions of the indenture.

Mexico may issue debt securities in exchange for other debt securities or that are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security for which it will be exchangeable or to which it will be converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

Mexico may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates (see “—Optional Redemption, Repurchase and Early Repayment-Discount Debt Securities” below). Mexico may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. The U.S. federal income tax consequences and other relevant considerations are described herein (see “Taxation”).

Mexico is not required to issue all of its debt securities under the indenture and this prospectus, but instead may issue debt securities other than those described in this prospectus under other indentures and documentation. That documentation may contain different terms from those included in the indenture and described in this prospectus.

Status

The debt securities will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The debt securities rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the debt securities ratably with payments being made under any other public external indebtedness.

Payment of Principal and Interest

General

Interest on registered debt securities will be paid (a) to the persons in whose names the debt securities are registered at the close of business on the record date or (b) if interest is being paid at maturity, redemption or repayment, to the person to whom principal is payable. The record date for registered debt securities will be specified in the applicable prospectus supplement. If debt securities are issued between a record date and an interest payment date, Mexico will pay the interest that accrues during this period on the next following interest payment date to the persons in whose names the debt securities are registered on the record date for that following interest payment date.

If any money that Mexico pays to the trustee or any paying agent to make payments on any debt securities is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Mexico on Mexico’s written request. Mexico will hold such unclaimed money in trust for the relevant holders of those debt securities. After any such repayment, neither the trustee nor any paying agent will be liable for the payment. However, Mexico’s obligations to make payments on the debt securities as they become due will not be affected until the expiration of the prescription period, if any, specified in the debt securities (see “—Limitations on Claims” below).

Book-Entry Securities

Mexico will, through its paying agent, make payments of principal, premium, if any, and interest on book-entry securities by wire transfer to the clearing system or the clearing system’s nominee or common depositary, as the registered owner, which will receive the funds for distribution to the holders. Mexico expects that the holders will be paid in accordance with the procedures of the clearing system and its participants. Neither Mexico nor the paying agent will have any responsibility or liability for any of the records of, or payments made by, the clearing system or the clearing system’s nominee or common depositary. For more information, see “—Global Securities” below.

        Registered Certificated Securities

        Mexico will arrange for payments to be made on registered certificated securities on the specified payment dates to the registered holders of the debt securities. If Mexico issues registered certificated securities, it will make payments of principal, premium, if any, and interest to you, as a holder, by wire transfer if:

•	you own at least U.S. $10,000,000 aggregate principal amount or its equivalent of debt securities; and

•	not less than 15 calendar days before the payment date, you notify the paying agent of your election to receive payment by wire transfer and provide it with your bank account information and wire transfer instructions;

        OR

•	Mexico is making the payments at maturity or earlier redemption or repayment; and

•	you surrender the debt securities at the office of the principal paying agent or at the office of any other paying agent that Mexico appoints pursuant to the indenture.

        If Mexico does not pay interest by wire transfer for any reason, it will, subject to applicable laws and regulations, mail a check to you on or before the due date for the payment at your address as it appears on the security register maintained by the trustee on the applicable record date.

        Payment Currency

Debt Securities Denominated in a Currency Other than U.S. Dollars

        DTC Book-Entry Securities. Beneficial owners, other than those holding through Euroclear and Clearstream, Luxembourg, of book-entry securities denominated in a currency other than U.S. dollars that are registered in the name of DTC or its nominee will receive all payments in U.S. dollars. However, as a beneficial owner of book-entry securities denominated in a currency other than U.S. dollars and registered in the name of a nominee of DTC, you may elect to receive all payments in the specified currency by delivering a written notice to the DTC direct participant through which you hold your interest not later than the record date, in the case of an interest payment date, or at least 15 calendar days before the maturity date or date of earlier redemption or repayment, in the case of a principal payment. Euroclear and Clearstream, Luxembourg will automatically make this election for their participants. You must provide wire transfer instructions to an account denominated in the specified currency. The direct participant must then notify DTC of this election and DTC will notify the paying agent. In order for your election to take effect, the paying agent must receive this notice from DTC not later than five New York business days after the record date, in the case of an interest payment date, or at least 10 calendar days before the maturity date or date of earlier redemption or repayment, in the case of a principal payment. This election will remain in effect until you revoke it by delivering a written notice to the DTC direct participant through which you hold your interest not later than 15 calendar days before the applicable payment date. If the specified currency becomes unavailable for making payments, you cannot make this election and any election that you have already made will be revoked. In this case, you will receive payment in U.S. dollars until the specified currency is again available.

        The exchange rate agent will exchange an applicable specified currency payment, other than amounts that beneficial owners have elected to receive in the specified currency, for U.S. dollars using the following exchange rate: the exchange rate agent’s bid quotation for the specified currency at approximately 11:00 a.m., New York City time, on the second Business Day preceding the payment date for the purchase of U.S. dollars with the specified currency for settlement on the payment date in an amount equal to the aggregate amount of specified currency payable to all holders receiving U.S. dollar payments on the payment date. The exchange rate agent will then pay this U.S. dollar amount to DTC or its nominee, as the registered holder of the debt securities. If the exchange rate agent’s bid quotation is not available, then Mexico will make the payment in the specified currency outside of DTC.

        If you do not elect to receive the specified currency, you will be responsible for all currency exchange costs, which will be deducted from your payments. All determinations that the exchange rate agent makes, after being confirmed by Mexico, will be binding unless they are clearly wrong.

        Other Registered Debt Securities. Book-entry securities denominated in a currency other than U.S. dollars and registered in the name of a depositary located outside the United States and certificated registered securities denominated in a currency other than U.S. dollars are generally payable only in the specified currency. Holders of these debt securities will not have the option to elect payment in U.S. dollars.

        Unavailability of Payment Currency

        If the debt securities are payable in a specified currency other than U.S. dollars, and the specified currency is not available for making payments due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then you will receive payment in U.S. dollars until the specified currency is again available. If debt securities denominated in a currency other than U.S. dollars are payable in U.S. dollars, and U.S. dollars are not available for making payments due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then you will receive payment in the specified currency until U.S. dollars are again available. The exchange rate agent will determine the appropriate exchange rate to be used for converting these payments as follows:

1.	On the second Business Day before a payment, at approximately 11:00 a.m. New York City time, the exchange rate agent will refer to the bank composite or multi-contributor pages of the Reuters Monitor Foreign Exchange Service provided by Mexico or, if this is not available, a similar display that Mexico approves.

2.	The exchange rate agent will select the firm bid quotation for the specified currency by one of at least three banks provided by Mexico, one of which may be the exchange rate agent, which will yield the greatest number of U.S. dollars or specified currency, as applicable, upon conversion from U.S. dollars or the specified currency, as applicable.

3.	If fewer than three bids are available, the exchange rate agent will use the noon rate in the relevant currency provided on the page FXC<Go> on the Bloomberg terminal on the second Business Day before a payment or, if this rate is not available on that date, on the most recent date available.

        Payments made under these circumstances will not be an event of default under the debt securities and you will be responsible for all currency exchange costs.

        If debt securities denominated in a specified currency are redenominated, then Mexico will be obligated to pay you the equivalent amounts in the new currency. If so specified in the applicable prospectus supplement, Mexico may at its option, and without the consent of the holders of the debt securities or any coupons or the need to amend the debt securities or the indenture, redenominate the debt securities issued in the currency of a country that subsequently participates in the European Economic and Monetary Union in a manner with similar effect to the final stage of the economic and monetary union on January 2, 2002, into euro. The provisions relating to any such redenomination will be contained in the applicable prospectus supplement.

Form and Denominations

        Unless otherwise provided in the applicable prospectus supplement, Mexico will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of U.S. $2,000 and integral multiples of U.S. $1,000.

Paying Agents, Transfer Agents, Calculation Agent, Exchange Rate Agent and Registrar

        Until the debt securities are paid, Mexico will maintain a paying agent, a transfer agent and a registrar in The City of New York for that series and maintain an office or agency in The City of New York where the debt securities may be presented for exchange, transfer and registration of transfer as provided in the indenture. Mexico has appointed Deutsche Bank Trust Company Americas, 60 Wall Street, 16th Floor, New York, NY 10005, to serve as its paying agent and transfer agent. You can contact the paying agents or the transfer agent at the addresses listed in the applicable prospectus supplement. Mexico has initially designated the corporate trust office of the trustee as the agency for each such purpose and as the place where the security register will be maintained. In addition, Mexico will maintain a paying agent and transfer agent in Luxembourg for so long as any such series is listed on the Luxembourg Stock Exchange and the Luxembourg Stock Exchange so requires.

        Mexico may at any time appoint other paying agents, transfer agents and registrars with respect to a series. Mexico will provide prompt notice of termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with any series of debt securities.

        Mexico has appointed an exchange rate agent to determine the exchange rate for converting payments on debt securities denominated in a currency other than U.S. dollars into U.S. dollars, where applicable. Mexico has appointed Deutsche Bank Trust Company Americas to serve as its exchange rate agent. In addition, as long as any floating rate debt securities are outstanding, Mexico will maintain a calculation agent for calculating the interest rate and interest payments on the debt securities. Mexico has appointed Deutsche Bank Trust Company Americas to serve as its calculation agent.

Interest Rate

        General

        Interest payments on the debt securities will generally include interest accrued from and including the issue date or the last interest payment date to but excluding the following interest payment date or the date of maturity, redemption or repayment. Each of these periods is called an interest period.

        Fixed Rate Debt Securities

        Fixed rate debt securities will bear interest at the rate specified in the applicable prospectus supplement until Mexico pays the principal amount of the debt securities. Mexico will generally pay interest on fixed rate debt securities after it has accrued in equal semi-annual or annual payments on the interest payment dates specified in the applicable prospectus supplement and at maturity, redemption or repayment.

        Mexico will generally compute the accrued interest payable on fixed rate debt securities for any interest period on the basis of a 360-day year consisting of twelve 30-day months. In the case of euro-denominated fixed rate debt securities, however, Mexico will generally compute the accrued interest payable on the debt securities on the basis of the actual number of days in the interest period divided by 365, or, if any portion of the interest period falls in a leap year, the sum of (a) the actual number of days falling in the leap year divided by 366 and (b) the actual number of days falling in the non-leap year divided by 365.

        If any payment date for a fixed rate debt security falls on a day that is not a Business Day, Mexico will make the payment on the next Business Day. In addition, if any payment on a fixed rate debt security is due on a date that is not a business day in the relevant place of payment, Mexico will make the payment on the next business day in that place of payment. Mexico will treat these payments as if they were made on the due date, and no additional interest will accrue as a result of this delay.

        Floating Rate Debt Securities

        Each floating rate debt security will have an interest rate formula. This formula is generally composed of:

•	a base interest rate with a specified maturity called the index maturity, e.g., three months, six months, etc.

•	plus or minus a spread measured in basis points with one basis point equal to 1/100 of a percentage point or

•	multiplied by a spread multiplier measured as a percentage.

        The applicable prospectus supplement will specify the base rate, the index maturity and the spread or spread multiplier. The prospectus supplement may also specify a maximum (ceiling) or minimum (floor) interest rate limitation. The calculation agent will use the interest rate formula, taking into account any maximum or minimum interest rate, to determine the interest rate in effect for each interest period. All determinations made by the calculation agent will be binding unless they are clearly wrong.

        Mexico may issue floating rate debt securities with the following base rates (as defined under “Glossary” in this Prospectus):

•	Commercial Paper Rate;

•	EURIBOR;

•	LIBOR;

•	Federal Funds Rate; or

•	any other rate.

        The applicable prospectus supplement will also specify the following with respect to each floating rate debt security:

•	the dates as of which the calculation agent will determine the interest rate for each interest period, referred to as the interest determination date;

•	the frequency with which the interest rate will be reset, i.e., daily, weekly, monthly, quarterly, semiannually or annually;

•	the dates on which the interest rate will be reset, referred to as the interest reset date, i.e., the first day of each new interest period, using the interest rate that the calculation agent determined on the interest determination date for that interest period;

•	the interest payment dates; and

•	if already determined, the initial interest rate in effect from and including the issue date to but excluding the first interest reset date.

        The calculation agent will generally calculate the accrued interest payable on floating rate debt securities for any interest period by multiplying the principal amount of the debt security by an accrued interest factor, which will equal the interest rate for the interest period times a fraction, the numerator of which is the number of days in the period and the denominator of which is 360. If the interest rate varies during the period, the accrued interest factor will equal the sum of the interest factors for each day in the interest period. The calculation agent will compute the interest factors for each day by dividing the interest rate applicable to that day by 360.

        The calculation agent will round all percentages resulting from any interest rate calculation to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward. For example, the calculation agent will round 9.876545%, or 0.09876545, to 9.87655% or 0.0987655. The calculation agent will also round all specified currency amounts used in or resulting from any interest rate calculation to the nearest one-hundredth of a unit, with 0.005 of a unit being rounded upward.

        If you are the holder of a floating rate debt security, you may ask the calculation agent to provide you with the current interest rate and, if it has been determined, the interest rate that will be in effect on the next interest reset date. The calculation agent will also notify Mexico, each paying agent, the registered holders, if any, and, if the debt securities are listed on the Luxembourg Stock Exchange, the exchange of the following information for each interest period (except for the initial interest period if this information is specified in the applicable prospectus supplement):

•	the interest rate in effect for the interest period;

•	the number of days in the interest period;

•	the next interest payment date; and

•	the amount of interest that Mexico will pay for a specified principal amount of debt securities on that interest payment date.

        The calculation agent will generally provide this information by the first Business Day of each interest period, unless the terms of a particular series of debt securities provide that the calculation agent will calculate the applicable interest rate on a Calculation Date after that date, in which case the calculation agent will provide this information by the first Business Day following the applicable Calculation Date.

        If any interest payment date, other than one that falls on the maturity date or on a date for earlier redemption or repayment, or interest reset date for a floating rate debt security would fall on a day that is not a Business Day, the interest payment date or interest reset date will instead be the next Business Day, unless the debt securities are LIBOR or EURIBOR debt securities and that Business Day falls in the next month, in which case the interest payment date or the interest reset date will be the preceding Business Day. If any payment on a floating rate debt security is due on the maturity date or upon earlier redemption or repayment and that date is not a Business Day, the payment will be made on the next Business Day. In addition, if any payment on a floating rate debt security is due on a date that is not a business day in the relevant place of payment, Mexico will make the payment on the next business day in that place of payment and no additional interest will accrue as a result of this delay. Mexico will treat these payments as if they were made on the due date.

        The following table lists the most common base rates that Mexico may use, the primary source of these base rates and the interest determination date for debt securities having these base rates. The definition of each base rate in the Glossary provides further details as to how the calculation agent will determine the base rate and describes alternate sources for each base rate should its primary source be unavailable. Except for EURIBOR, which applies to debt securities denominated in euro, the sources listed in the following table apply only to debt securities denominated in U.S. dollars. Mexico may provide different base rate sources in the applicable prospectus supplement.

Base Rate	Primary Source of Base Rate	Interest Determination Date
Commercial Paper Rate	H.15(519) under the heading “Commercial paper—Nonfinancial”	Second Business Day before the interest reset date

EURIBOR	Reuters Screen “EURIBOR01” page	Second Business Day before the interest reset date

Federal Funds Rate	H.15(519) under the heading “Federal funds (effective)”	Second Business Day before the interest reset date

LIBOR	Reuters Screen LIBO Page	Second London Banking Day before the interest reset date

Indexed Debt Securities

        Mexico may offer indexed debt securities according to which the principal or interest is determined by reference to an index relating to:

•	the rate of exchange between the specified currency of the debt security and one or more other currencies or composite currencies, called the indexed currencies;

•	the price of one or more commodities, called the indexed commodities, on specified dates;

•	the level of one or more stock indexes, which may be based on U.S., Mexican or other foreign stocks, on specified dates; or

•	any other objective price or measure described in the applicable prospectus supplement.

        The prospectus supplement will describe how interest and principal payments on indexed debt securities will be determined. It will also include historical and other information about the index or indexes and information about the U.S. and Mexican tax consequences to the holders of indexed debt securities.

        Amounts payable on an indexed debt security will be based on the face amount of the debt security. The prospectus supplement will describe whether the principal amount that Mexico will pay you on redemption or repayment before maturity would be the face amount, the principal amount at that date or another amount.

        If a third party is responsible for calculating or announcing an index for certain indexed debt securities and that third party stops calculating or announcing the index, or changes the way that the index is calculated in a way not permitted in the prospectus supplement, then the index will be calculated by the independent determination agent named in the prospectus supplement. If no independent agent is named, then Mexico will calculate the index. If the determination agent or Mexico cannot calculate the index in the same way and under the same conditions as the original third party, then the principal or interest on the debt securities will be determined as described in the prospectus supplement. All calculations that the independent determination agent or Mexico makes will be binding unless they are clearly wrong.

        An investment in indexed debt securities may entail significant risks. See “Risk Factors—Indexed Debt Securities.”

Optional Redemption, Repurchase and Early Repayment

        Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Mexico or repayable before maturity at the option of the holder.

        Optional Redemption

        The prospectus supplement for the issuance of each series of debt securities will indicate whether:

•	the debt securities cannot be redeemed at Mexico’s option prior to their maturity date; or

•	the debt securities will be redeemable at Mexico’s option on or after a specified date at a specified redemption price. The redemption price may be par or may decline from a specified premium to par at a later date, together, in each case, with accrued interest to the date of redemption; or

•	the debt securities will be redeemable at Mexico’s option at a redemption price equal to the principal amount of the debt securities to be redeemed plus a Make-Whole Amount (as defined below), plus accrued interest on the principal amount of such debt securities to the date of redemption.

Mexico may redeem any of the debt securities that are redeemable either in whole or in part, on not less than 30 nor more than 60 days’ irrevocable notice to the trustee. If Mexico redeems less than all the debt securities of a particular series, the trustee will select the debt securities to be redeemed by a method that it deems fair and appropriate.

The “Make-Whole Amount” for debt securities denominated in U.S. dollars means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the debt securities to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus a spread to be indicated in the applicable prospectus supplement over (ii) the principal amount of the debt securities. The “Make-Whole Amount” for debt securities denominated in currency other than U.S. dollars will be determined in accordance with the applicable prospectus supplement.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the debt securities to be redeemed that would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such debt securities.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations (as defined below) for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of the entities named in the applicable prospectus supplement or their affiliates which are primary United States government securities dealers, and their respective successors; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the United States (a “Primary Treasury Dealer”), Mexico will substitute another Primary Treasury Dealer; and provided that Mexico may also designate additional Reference Treasury Dealers such that there will be up to five Reference Treasury Dealers.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 p.m. New York City time on the third business day preceding such redemption date.

Repurchase

Mexico may repurchase debt securities at any time and price in the open market or otherwise. Debt securities repurchased by Mexico may, at Mexico’s discretion, be held, resold (subject to compliance with applicable securities and tax laws) or surrendered to the trustee for cancellation.

Early Repayment

The prospectus supplement relating to a series of debt securities will also indicate whether you will have the option to elect repayment by Mexico before the maturity date of the debt securities. If you have this option, the prospectus supplement will specify the price at which and the date or dates on which you may elect repayment.

In order to receive repayment on the debt securities, you must provide to the paying agent, at least 30 but not more than 45 days before the repayment date, appropriate wire transfer instructions and either:

•	in the case of certificated securities, the debt securities together with the form entitled “Option to Elect Repayment” on the reverse side of the debt securities duly completed by you; or

•	in the case of book-entry securities, a copy of the prospectus supplement together with the form entitled “Option to Elect Repayment” contained in the prospectus supplement duly completed by you; or

•	in the case of either certificated or book-entry securities, a telegram, telex, facsimile or letter from a member of a national securities exchange, the Financial Industry Regulatory Authority, the depositary or a commercial bank or trust company in the United States describing the particulars of the repayment and including a guaranty that the debt securities or the prospectus supplement and the completed form entitled “Option to Elect Repayment” will be received by the paying agent no later than five business days after the date of the telegram, telex, facsimile or letter. The paying agent must also receive the debt securities or the prospectus supplement and the completed forms by the fifth business day.

The guaranty from the member of a national securities exchange, the Financial Industry Regulatory Authority, Inc., the depositary or a commercial bank or trust company in the United States must include the following information:

•	the name of the holder of the debt security;

•	a statement that the option to elect repayment is being exercised;

•	the principal amount of the debt security that the holder elects to have repaid; and

•	the certificate number, in the case of certificated securities, or CUSIP number, ISIN or common code assigned to the debt security or a description of the terms of the debt security, in the case of book-entry securities.

Unless the applicable prospectus supplement states otherwise, you may exercise the repayment option for less than the entire principal amount of a debt security, provided the remaining principal amount outstanding is an authorized denomination.

For debt securities represented by a global security, the depositary or its nominee will be the only party that can exercise a right of repayment. Thus, if you beneficially own interests in a global security and you want to elect repayment, you must instruct the direct or indirect participant through which you hold your interests to notify the depositary of your election. You should consult your direct or indirect participant to discuss the appropriate cut-off times and other requirements for making a prepayment election.

Discount Debt Securities

If the prospectus supplement states that a debt security is a discount debt security, the amount payable in the event of redemption, repayment or other acceleration of the maturity date will be the amortized face amount of the debt security as of the date of redemption, repayment or acceleration, but in no event more than its principal amount. The amortized face amount is equal to (a) the issue price plus (b) that portion of the difference between the issue price and the principal amount that has accrued at the yield to maturity described in the prospectus supplement (computed in accordance with generally accepted U.S. bond yield computation principles) by the redemption, repayment or acceleration date.

Sinking Fund

Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be subject to any sinking fund.

Negative Pledge

Mexico has agreed that as long as any of the debt securities remain outstanding, it will not create or permit to exist any security interest on its present or future revenues or assets to secure its public external indebtedness, unless the debt securities are given an equivalent security interest.

A “security interest” is a lien, pledge, mortgage, encumbrance or other preferential right granted to any person or entity over Mexico’s revenues or assets.

“Public external indebtedness” means any indebtedness that:

•	is a payment obligation or contingent liability payable in any currency other than Mexican currency, except indebtedness originally issued or incurred in Mexico. Indebtedness is issued or incurred in Mexico where settlement occurs in Mexico; and

•	arises from bonds, debentures, notes or other securities that (a) are or were intended at the time they were issued to be quoted, listed or traded on any securities exchange or other securities market and (b) have an original maturity of more than one year or are combined with a commitment so that the maturity may be extended at Mexico’s option to a period of more than one year. Securities eligible for resale pursuant to Rule 144A under the U.S. Securities Act of 1933, or the Securities Act, are considered tradeable on a securities market for purposes of clause (a).

However, Mexico’s agreement to restrict security interests to secure its public external indebtedness does not apply to:

•	security interests created before December 3, 1993;

•	security interests securing public external indebtedness incurred in connection with a project financing, as long as the security interest is limited to the assets or revenues of the project being financed. “Project financing” means any financing of all or part of the acquisition, construction or development costs of any project where the provider of the financing (a) agrees to limit its recourse to the project and the revenues of the project as the principal source of repayment and (b) has received a feasibility study prepared by competent independent experts on the basis of which it is reasonable to conclude that the project will generate sufficient foreign currency income to service substantially all public external indebtedness incurred in connection with the project;

•	security interests securing public external indebtedness that (a) is issued by Mexico in exchange for debt of Mexican public sector bodies (other than Mexico), and (b) does not exceed an aggregate outstanding principal amount of U.S. $29 billion or its equivalent; and

•	security interests securing public external indebtedness that Mexico has incurred to finance or refinance the purchase of assets, if the security interests are limited to such assets.

Default and Acceleration of Maturity

Each of the following is an event of default under any series of debt securities:

•	Mexico fails to pay any principal, premium, if any, or interest on any debt security of that series within 30 days after payment is due;

•	Mexico fails to perform any other obligation under the debt securities of that series and does not cure that failure within 30 days after Mexico receives written notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities requiring Mexico to remedy the failure;

•	Mexico’s creditors accelerate an aggregate principal amount of more than U.S. $10,000,000 (or its equivalent in any other currency) of Mexico’s public external indebtedness because of an event of default resulting from Mexico’s failure to pay principal or interest on that public external indebtedness when due;

•	Mexico fails to make any payment on any of its public external indebtedness in an aggregate principal amount of more than U.S. $10,000,000 (or its equivalent in any other currency) when due and does not cure that failure within 30 days after Mexico receives written notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities requiring Mexico to remedy the failure; or

•	Mexico declares a moratorium on the payment of principal of or interest on its public external indebtedness.

If any of the events of default described above occurs and is continuing, holders of at least 25% of the aggregate principal amount of the debt securities of the series then outstanding may declare all the debt securities of that series to be due and payable immediately by giving written notice to Mexico, with a copy to the trustee.

Holders holding debt securities representing in the aggregate more than 50% of the principal amount of the then-outstanding debt securities of that series may waive any existing defaults and their consequences on behalf of the holders of all of the debt securities of that series if:

•

following the declaration that the principal of the debt securities of that series has become due and payable immediately, Mexico deposits with the trustee a sum sufficient to pay all outstanding amounts then due on those debt securities (other than principal due by virtue of the acceleration upon the event of default) together with interest on such amounts through the date of the deposit as well as the reasonable fees and compensation of the holders that declared those debt securities due and payable, the trustee and their respective agents, attorneys and counsel; and

•	all events of default (other than non-payment of principal that became due by virtue of the acceleration upon the event of default) have been remedied.

Suits for Enforcement and Limitations on Suits by Holders

If an event of default for a series of debt securities has occurred and is continuing, the trustee may, in its discretion, institute judicial action to enforce the rights of the holders of that series. With the exception of a suit to enforce the absolute right of a holder to receive payment of the principal of and interest on debt securities on the stated maturity date therefor (as that date may be amended or modified pursuant to the terms of the debt securities, but without giving effect to any acceleration), a holder has no right to bring a suit, action or proceeding with respect to the debt securities of a series unless: (1) such holder has given written notice to the trustee that a default with respect to that series has occurred and is continuing; (2) holders of at least 25% of the aggregate principal amount outstanding of that series have instructed the trustee by specific written request to institute an action or proceeding and provided an indemnity satisfactory to the trustee; and (3) 60 days have passed since the trustee received the instruction, the trustee has failed to institute an action or proceeding as directed and no direction inconsistent with such written request shall have been given to the trustee by a majority of holders of that series. Moreover, any such action commenced by a holder must be for the equal, ratable and common benefit of all holders of debt securities of that series.

Meetings, Amendments and Waivers — Collective Action

Mexico may call a meeting of the holders of debt securities of a series at any time regarding the indenture or the debt securities of the series. Mexico will determine the time and place of the meeting. Mexico will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, Mexico or the trustee will call a meeting of holders of debt securities of a series if the holders of at least 10% in principal amount of all debt securities of the series then outstanding have delivered a written request to Mexico or the trustee (with a copy to Mexico) setting out the purpose of the meeting. Within 10 days of receipt of such written request or copy thereof, Mexico will notify the trustee and the trustee will notify the holders of the time, place and purpose of the meeting called by the holders, to take place not less than 30 and not more than 60 days after the date on which such notification is given.

Only holders and their proxies are entitled to vote at a meeting of holders. Mexico will set the procedures governing the conduct of the meeting and if additional procedures are required, Mexico will consult with the trustee to establish such procedures as are customary in the market.

Modifications may also be approved by holders of debt securities of a series pursuant to written action with the consent of the requisite percentage of debt securities of such series. The trustee will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by the trustee.

The holders may generally approve any proposal by Mexico to modify the indenture or the terms of the debt securities of a series with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the debt securities of that series.

However, holders may approve, by vote or consent through one of three modification methods, any proposed modification by Mexico that would do any of the following (such subjects referred to as “reserved matters”):

•	change the date on which any amount is payable on the debt securities;

•	reduce the principal amount (other than in accordance with the express terms of the debt securities and the indenture) of the debt securities;

•	reduce the interest rate on the debt securities;

•	change the method used to calculate any amount payable on the debt securities (other than in accordance with the express terms of the debt securities and the indenture);

•	change the currency or place of payment of any amount payable on the debt securities;

•	modify Mexico’s obligation to make any payments on the debt securities (including any redemption price therefor);

•	change the identity of the obligor under the debt securities;

•	change the definition of “outstanding debt securities” or the percentage of affirmative votes or written consents, as the case may be, required to make a “reserved matter modification”;

•	change the definition of “uniformly applicable” or “reserved matter modification”;

•	authorize the trustee, on behalf of all holders of the debt securities, to exchange or substitute all the debt securities for, or convert all the debt securities into, other obligations or securities of Mexico or any other person; or

•	change the legal ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms of the debt securities.

A change to a reserved matter, including the payment terms of the debt securities, can be made without your consent, as long as the change is approved, pursuant to one of the three following modification methods, by vote or consent by:

•	the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of a series affected by the proposed modification;

•	where such proposed modification would affect the outstanding debt securities of two or more series, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or
•	where such proposed modification would affect the outstanding debt securities of two or more series, whether or not the “uniformly applicable” requirements are met, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

“Uniformly applicable,” as referred to above, means a modification by which holders of debt securities of all series affected by that modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a modification will not be considered to be uniformly applicable if each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification electing the same option under such menu of instruments).

Mexico may select, in its discretion, any modification method for a reserved matter modification in accordance with the indenture and to designate which series of debt securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation. If any one or more series of debt securities issued under the indenture prior to June 1, 2015 are included in a proposed modification affecting two or more series of debt securities under the indenture that seeks holder approval pursuant to a single aggregated vote, that modification will be uniformly applicable (as described above) to all such series, regardless of when they were issued.

Before soliciting any consent or vote of any holder of debt securities for any change to a reserved matter, Mexico will provide the following information to the trustee for distribution to the holders of debt securities of any series that would be affected by the proposed modification:

•	a description of Mexico’s economic and financial circumstances that are in Mexico’s opinion relevant to the request for the proposed modification, a description of Mexico’s existing debts and description of its broad policy reform program and provisional macroeconomic outlook;

•	if Mexico shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•	a description of Mexico’s proposed treatment of external debt instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

•	if Mexico is then seeking any reserved matter modification affecting any other series of debt securities, a description of that proposed modification.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the indenture, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities held by Mexico or any public sector instrumentality of Mexico or by a corporation, trust or other legal entity that is controlled by Mexico or a public sector instrumentality will be disregarded and deemed not to be outstanding and may not be counted in a vote or consent solicitation for or against a proposed modification, if on the record date for the proposed modification or other action or instruction hereunder, the debt security is held by Mexico or by a public sector instrumentality, or by a corporation, trust or other legal entity that is controlled by Mexico or a public sector instrumentality, except that (x) debt securities held by Mexico or any public sector instrumentality of Mexico or by a corporation, trust or other legal entity that is controlled by Mexico or a public sector instrumentality which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right so to act with respect to such debt securities and that the pledgee is not Mexico or a public sector instrumentality, and in case of a dispute concerning such right, the advice of counsel shall be full protection in respect of any decision made by the trustee in accordance with such advice and any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters or information which is in the possession of the trustee, upon the certificate, statement or opinion of or representations by the trustee; and (y) in determining whether the trustee will be protected in relying upon any such action or instructions hereunder, or any notice from holders, only debt securities that a responsible officer of the trustee knows to be so owned or controlled will be so disregarded.

As used in the preceding paragraph, “public sector instrumentality” means any department, secretary, ministry or agency of Mexico, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, by contract or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of that legal entity.

Other Amendments

Mexico and the trustee may, without the vote or consent of any holder of debt securities of a series, amend the indenture or the debt securities of the series for the purpose of:

•	adding to Mexico’s covenants for the benefit of the holders;

•	surrendering any of Mexico’s rights or powers with respect to the debt securities of that series;

•	securing the debt securities of that series;

•	curing any ambiguity or curing, correcting or supplementing any defective provision in the debt securities of that series or the indenture;

•	amending the debt securities of that series or the indenture in any manner that Mexico and the trustee may determine and that does not materially adversely affect the interests of any holders of the debt securities of that series; or

•	correcting, in the opinion of the trustee, a manifest error of a formal, minor or technical nature.

Additional Amounts

All payments by Mexico in respect of the debt securities shall be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges of whatever nature imposed or levied by or on behalf of Mexico or any political subdivision or taxing authority or agency therein or thereof having the power to tax (for purposes of this paragraph, “relevant tax”), unless the withholding or deduction of such relevant tax is required by law. In that event, Mexico shall pay such additional amounts (“additional amounts”) as may be necessary to ensure that the amounts received by the holders after such withholding or deduction shall equal the respective amounts of principal and interest that would have been receivable in respect of the debt securities in the absence of such withholding or deduction; provided, however, that no such additional amounts shall be payable in respect of any relevant tax:

•	imposed by reason of a holder or beneficial owner of a debt security having some present or former connection with Mexico other than merely being a holder or beneficial owner of the debt security or receiving payments of any nature on the debt security or enforcing its rights in respect of the debt security;

•	imposed by reason of the failure of a holder or beneficial owner of a debt security, or any other person through which the holder or beneficial owner holds a debt security, to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Mexico of such holder or beneficial owner or other person, if compliance with the requirement is a precondition to exemption from all or any portion of such withholding or deduction; or
•	imposed by reason of a holder or beneficial owner of a debt security, or any other person through which the holder or beneficial owner holds a debt security, having presented the debt security for payment (where such presentation is required) more than 30 days after the relevant date (as defined below), except to the extent that the holder or beneficial owner or such other person would have been entitled to additional amounts on presenting the debt security for payment on any date during such 30-day period.

As used in this paragraph, “relevant date” in respect of any debt security means the date on which payment in respect thereof first becomes due or, if the full amount of the money payable has not been received by the trustee on or prior to such due date, the date on which notice is duly given to the holders in the manner described in the debt securities that such monies have been so received and are available for payment.

Warrants

If Mexico issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, Mexico will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

Mexico may issue the warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement between Mexico and a bank or trust company, as warrant agent. The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise of the warrants;

•	the date or dates on which you must exercise the warrants;

•	whether and under what conditions Mexico may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special U.S. federal income tax considerations; and

•	any other terms of the warrants.

Global Securities

The DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Mexico nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Additionally, neither Mexico nor the trustee will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Mexico may issue debt securities or warrants in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities. Mexico refers to the intangible securities represented by a global security as “book-entry” securities.

Registered debt securities are payable to the order of and registered in the name of a particular person or entity. Mexico will generally issue debt securities initially intended to be sold wholly or partly in the United States as book-entry securities in registered form.

When Mexico issues book-entry securities, it will deposit the applicable global security with a clearing system. The global security will be either registered in the name of the clearing system or its nominee or common depositary, and this entity is considered the sole legal owner or holder of the securities for purposes of the indenture. Beneficial interests in a registered security and transfers of those interests are recorded by the registrar based on information provided to it by the transfer agents. Unless a global security is exchanged for certificated securities, as discussed below under “—Certificated Securities,” it may not be transferred, except among the clearing system, its nominees or common depositaries and their successors. Clearing systems include The Depository Trust Company, known as DTC, in the United States and Euroclear System, or Euroclear, and Clearstream Banking, societé anonyme, or Clearstream, Luxembourg, in Europe.

Clearing systems process the clearance and settlement of book-entry securities for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant.

Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold book-entry securities through participants in any of these systems, subject to applicable securities laws.

Ownership of Book-Entry Securities

Mexico generally deposits the global securities representing book-entry securities sold in the United States with Deutsche Bank Trust Company Americas, as custodian for DTC or its nominee. If Mexico sells an issue of book-entry securities both within and outside the United States, the U.S. and non-U.S. portions of the securities may be represented by a single global security or by separate global securities.

If you wish to purchase book-entry securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase book-entry securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant. Holding securities in this way is called holding in “street name.”

When you hold securities in street name, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Mexico and the trustee run only to the registered owner of the global security, which will be the clearing system or its nominee or common depositary. For example, once Mexico and the trustee make a payment to the registered holder of a global security, they will no longer be liable for the payment, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from Mexico to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of the global security is entitled to take, then the clearing system would authorize the participant through which you hold your book-entry securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Mexico or the trustee.

As an owner of book-entry securities represented by a global security, you will also be subject to the following restrictions:

•	you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “—Certificated Securities”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form; and

•	you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective.

Cross-Market Transfer, Clearance and Settlement of Book-Entry Securities

The following description reflects Mexico’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg relating to cross-market trades in book-entry securities where Euroclear and Clearstream, Luxembourg hold securities through their respective depositaries at DTC. These systems could change their rules and procedures at any time, and Mexico takes no responsibility for their actions or the accuracy of this description.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

When book-entry securities are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day European time after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of book-entry securities, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds, i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date, either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When book-entry securities are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the book-entry securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

Certificated securities are represented by physical certificates. Certificated registered securities are transferred by presenting them at the corporate trust offices of the trustee, or at the office of a paying agent (other than the trustee), according to the procedures specified in the indenture.

Mexico will only issue securities in certificated form in exchange for book-entry securities represented by a global security if:

•	the depositary notifies Mexico that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and Mexico does not appoint a successor depositary or clearing agency within 90 days;

•	the trustee has instituted or has been directed to institute any judicial proceeding to enforce the rights of the holders under the debt securities and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding; or
•	Mexico elects not to have the securities of a series represented by a global security or securities.

If a physical or certificated security becomes mutilated, defaced, apparently destroyed, lost or stolen, Mexico may execute, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Mexico and to the trustee an indemnity under which it will agree to pay Mexico, the trustee and any of their respective agents for any losses that they may suffer relating to the security that was mutilated, defaced, apparently destroyed, lost or stolen. Mexico and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, apparently destroyed, lost or stolen security.

If Mexico issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

Mexico will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Mexico may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment or principal of, or premium or interest on the securities.

Trustee

The indenture establishes the obligations and duties of the trustee, the right to indemnification of the trustee and the liability and responsibility, including limitations, for actions that the trustee takes. The trustee is entitled to enter into business transactions with Mexico or any of its affiliates without accounting for any profit resulting from these transactions.

Further Issues

Mexico may from time to time, without the consent of holders, create and issue debt securities having the same terms and conditions as any other outstanding debt securities offered pursuant to a prospectus supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional debt securities shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or otherwise as part of the same “issue” for U.S. federal income tax purposes. Additional debt securities issued in this manner will be consolidated with, and will form a single series with, any such other outstanding debt securities.

Notices

Mexico will mail any notices to the holders of the debt securities at their registered addresses as reflected in the books and records of the trustee. Mexico will consider any mailed notice to have been given five business days after it has been sent.

All notices to holders will be published in a leading newspaper having general circulation in London and in the City of New York (which is expected to be the Financial Times and The Wall Street Journal, respectively). As long as the debt securities are listed on the Luxembourg Stock Exchange and the rules of the exchange require, Mexico will also publish notices in a leading newspaper with general circulation in Luxembourg and on the website of the Luxembourg Stock Exchange (www.bourse.lu). If publication in a leading newspaper in Luxembourg is not practicable, Mexico will publish such notices in a leading English language daily newspaper with general circulation in Europe. Any notice so published shall be deemed to have been given on the date of its first publication.

Limitation on Claims

To the extent permitted by law, claims against Mexico for the payment of principal of, or interest or other amounts due on, the debt securities (including additional amounts) will become void unless made within five years of the date on which that payment first became due.

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment

Mexico is a sovereign government. Thus, it may be difficult for you to obtain or enforce judgments against Mexico in U.S. courts or in Mexico. Mexico will appoint its Consul General in New York as its authorized agent for service of process in any action based on the securities or the indenture which a holder may institute in any state or federal court in the Borough of Manhattan, The City of New York. Mexico and the trustee have irrevocably submitted to the jurisdiction of these courts in any action or proceeding arising out of or based on the indenture or the debt securities of any series (unless otherwise specified in the authorization of the applicable series), and Mexico has waived any objection which it may have to the venue of these courts and any right to which it may be entitled on account of place of residence or domicile. Mexico has also waived any immunity from the jurisdiction of these courts to which it might be entitled (including sovereign immunity and immunity from pre-judgment attachment, post-judgment attachment and execution) in any action based upon the securities or the indenture. You may also institute an action against Mexico based on the securities in any competent court in Mexico.

Nevertheless, Mexico may still plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 in actions brought against it under U.S. federal securities laws or any state securities laws, and its submission to jurisdiction, appointment of the Consul General as its agent for service of process and waiver of immunity do not include these actions. Without Mexico’s waiver of immunity regarding these actions, you will not be able to obtain a judgment in a U.S. court against Mexico unless the court determines that Mexico is not entitled to sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976. In addition, execution on Mexico’s property in the United States to enforce a judgment may not be possible except under the limited circumstances specified in the U.S. Foreign Sovereign Immunities Act of 1976.

Even if you are able to obtain a judgment against Mexico in the United States or in Mexico, you might not be able to enforce it in Mexico. Under Article 4 of the Federal Code of Civil Procedure of Mexico, Mexican courts may not order attachment before judgment or attachment in aid of execution against any of the property of Mexico.

Indemnification for Foreign Exchange Rate Fluctuations

Mexico’s obligation to any holder under the securities that has obtained a court judgment affecting those securities will be discharged only to the extent that the holder may purchase the currency in which the securities are denominated, referred to as the “agreement currency,” with the judgment currency. If the holder cannot purchase the agreement currency in the amount originally to be paid, Mexico agrees to pay the difference. The holder, however, agrees to reimburse Mexico for the excess if the amount of the agreement currency purchased exceeds the amount originally to be paid to the holder. If Mexico is in default of its obligations under the securities, however, the holder will not be obligated to reimburse Mexico for any excess.

Governing Law

The indenture and the securities are governed by and construed in accordance with the law of the State of New York unless otherwise specified in any series of debt securities, provided, however that all matters governing Mexico’s authorization and execution of the indenture and the securities will be governed by and construed in accordance with the law of Mexico. Notwithstanding any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the debt securities will always be governed by and construed in accordance with the law of the State of New York.

TAXATION

The following is a discussion of certain Mexican federal tax, U.S. federal income and estate tax and European Union tax considerations that may be relevant to you if you invest in the debt securities. This discussion is based on federal laws, rules and regulations now in effect in Mexico, on laws, regulations, rulings and decisions now in effect in the United States and on directives now in effect, and proposals for directives, in the European Union, and, in all cases, may change. Any change could apply retroactively and could affect the continued validity of this discussion.

This discussion does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

United States Federal Taxation

The following is a discussion of certain U.S. federal income tax considerations that may be relevant to you if you invest in debt securities and are a U.S. holder. You will be a U.S. holder if you are the beneficial owner of a debt security and you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the debt securities. This discussion deals only with U.S. holders that hold debt securities as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold debt securities as a hedge against currency risk or interest rate risk or as a position in a “straddle” or conversion transaction, tax-exempt organization or a person whose “functional currency” is not the U.S. dollar. Further, it does not address the alternative minimum tax, the Medicare tax on net investment income or other aspects of U.S. federal income or state and local taxation that may be relevant to a holder in light of such holder’s particular circumstances.

This discussion is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this discussion.

You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars (a “foreign currency”), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment, regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on:

•	the average exchange rate in effect during the interest accrual period; or

•	the average exchange rate for the partial period within the taxable year, in the case of an interest accrual period that spans two taxable years.

Alternatively, if you are an accrual-basis U.S. holder, you may elect to translate all interest income on debt securities denominated in a foreign currency:

•	at the spot rate on the last day of the interest accrual period;

•	at the spot rate on the last day of the taxable year, in the case of an interest accrual period that spans more than one taxable year; or

•	at the spot rate on the date that you receive the interest payment if that date is within five business days of the end of the interest accrual period.

If you make an election to translate based on spot rates, you must apply it consistently to all debt instruments from year to year and cannot change it without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Special rules apply to debt securities that are denominated in more than one currency or in a hyperinflationary currency. Additional tax considerations relating to any such debt securities will be discussed in the applicable prospectus supplement.

Purchase, Sale and Retirement of Debt Securities

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below.

If you purchase a debt security that is denominated in a foreign currency, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency debt security is traded on an established securities market and you are a cash-basis taxpayer or an accrual-basis taxpayer that makes a special election, you will determine the U.S. dollar value of the cost of the debt security by translating the amount of the foreign currency that you paid for the debt security at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign currency-denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

When you sell or exchange a debt security, or if a debt security that you hold is retired, you generally will recognize gain or loss equal to the difference between (a) the amount you realize on the transaction less any accrued qualified stated interest, which will be subject to tax in the manner described above under “—Payments or Accruals of Interest,” and (b) your tax basis in the debt security, determined as described above. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency debt security is disposed of or retired. If you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash-basis U.S. holder or an accrual-basis holder that makes a special election, you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

If you are an accrual-basis taxpayer and make the special election discussed in the preceding two paragraphs above in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, you must apply this method consistently to all debt instruments traded on an established securities market from year to year and cannot change your election without the consent of the Internal Revenue Service.

Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be capital gain or loss. The gain or loss on the sale, exchange or retirement of a debt security will be long-term capital gain or loss if you have held the debt security for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally is subject to tax at a lower rate than ordinary income or net short-term capital gain. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

A debt security that has a stated redemption price at maturity (as defined below) that exceeds its issue price (as defined below) by at least 0.25% of its stated redemption price at maturity multiplied by the number of full years from the issue date to the maturity date of the debt security is an “Original Issue Discount Debt Security.” Mexico will inform you in the applicable prospectus supplement whether a specific debt security constitutes an Original Issue Discount Debt Security. For Original Issue Discount Debt Securities, the difference between the issue price and the stated redemption price at maturity of the debt securities will be the “original issue discount.” The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public, i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons. The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by Mexico) at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in an Original Issue Discount Debt Security, you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Debt Security, you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Debt Security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Debt Security allocable to each accrual period is determined by:

1.	multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the “annual yield to maturity” (as defined below) of the debt security and the denominator of which is the number of accrual periods in a year; and

2.	subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

In the case of an Original Issue Discount Debt Security that is a floating rate debt security, both the annual yield to maturity and the qualified stated interest will be determined for these purposes as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index.

The “adjusted issue price” of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of (a) its original issue price, including any amounts representing pre-issuance accrued interest, and (b) the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Debt Security, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal.

The “annual yield to maturity” of a debt security is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant-yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Debt Security denominated in U.S. dollars generally will be lesser in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a debt security, i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security, under the constant-yield method described above. If you purchase debt securities at a premium or with market discount and if you make this election, you will also be deemed to have made the election to amortize premium or to accrue market discount currently on a constant-yield basis in respect of all other premium or market discount bonds that you hold. See “—Premium” and “—Market Discount” below.

In the case of an Original Issue Discount Debt Security that is also a foreign currency debt security, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (a) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant-yield method described above and (b) translating that foreign currency amount at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described above under “— Payments or Accruals of Interest.” Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Debt Security that is also a foreign currency debt security, you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Debt Security, you will recognize ordinary income or loss measured by the difference between (a) the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the case may be, and (b) the amount accrued, using the exchange rate applicable to the previous accrual.

If you purchase an Original Issue Discount Debt Security outside of the initial offering at a cost less than its remaining redemption amount, i.e., the total of all future payments to be made on the debt security other than payments of qualified stated interest, or if you purchase an Original Issue Discount Debt Security in the initial offering at a price other than the debt security’s issue price, you generally will also be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Debt Security at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price.

Floating rate debt securities generally will be treated as “variable rate debt instruments” under the Original Issue Discount Regulations. Accordingly, the stated interest on a floating rate debt security generally will be treated as “qualified stated interest” and such a debt security will not have Original Issue Discount solely as a result of the fact that it provides for interest at a variable rate. If a floating rate debt security does not qualify as a “variable rate debt instrument,” the debt security will be subject to special rules that govern the tax treatment of debt obligations that provide for contingent payments. Mexico will provide a detailed description of the tax considerations relevant to U.S. holders of any such debt securities in the prospectus supplement.

Certain Original Issue Discount Debt Securities may be redeemed prior to maturity, either at the option of Mexico or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the prospectus supplement.

Original Issue Discount Debt Securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Debt Securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the debt securities.

Short-Term Debt Securities

The rules described above will also generally apply to short-term debt securities, i.e., debt securities with maturities of one year or less, but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat all of such interest as original issue discount. Thus, all short-term debt securities will be Original Issue Discount Debt Securities. Except as noted below, if you are a cash-basis holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity date of the debt security or its earlier disposition in a taxable transaction. However, if you are a cash-basis U.S. holder of a short-term debt security, you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant-yield basis based on daily compounding. Second, regardless of whether you are a cash-basis or accrual-basis holder, if you are the holder of a short-term debt security you may elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant-yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

Premium

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant-yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium, you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Debt Securities purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Premium amortization deductions attributable to a period reduce interest income in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for interest payments in respect of that period. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between (a) the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and (b) the exchange rate on the date the holder acquired the debt security. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the debt security. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

Market Discount

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount, or in the case of an Original Issue Discount Debt Security, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant-yield method. You must accrue market discount on a foreign currency debt security in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

You may elect to include market discount in gross income currently as it accrues, on either a ratable or constant-yield basis, in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency debt security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period or portion of the accrual period within the holder’s taxable year.

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant-yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation and may require adjustments to these accruals when any contingent payments are made. The applicable prospectus supplement will provide a detailed description of the tax considerations relevant to U.S. holders of any contingent debt obligations.

Information Reporting and Backup Withholding

The paying agent must file information returns with the U.S. Internal Revenue Service in connection with debt security payments made to certain United States persons. You will be a United States person if you are, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a domestic partnership, (iii) a domestic corporation, (iv) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (v) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. If you are a United States person, you generally will not be subject to backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, you may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements.

Reportable Transactions

A U.S. taxpayer that participates in a “reportable transaction” will be required to disclose its participation to the IRS. Under the relevant rules, if the debt securities are denominated in a foreign currency, a U.S. holder may be required to treat a foreign currency exchange loss from the debt securities as a reportable transaction if this loss exceeds the relevant threshold in the regulations ($50,000 in a single taxable year, if the U.S. holder is an individual or trust, or higher amounts for other non-individual U.S. holders), and to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of $10,000 in the case of a natural person and $50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Prospective purchasers are urged to consult their tax advisors regarding the application of these rules.

European Union Taxation

The Proposed Financial Transaction Tax

The European Commission has published a proposal (the “Commission’s Proposal”) for a Directive for a common financial transaction tax (“FTT”) in Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (the “participating Member States”).

The Commission’s Proposal has very broad scope and could, if introduced in its current form, apply to certain dealings in the debt securities in certain circumstances.

Under the Commission’s Proposal, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the debt securities where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

The FTT remains subject to negotiation between the participating Member States and the legality and scope of the proposal is uncertain. It may therefore be altered prior to any implementation. Additional EU Member States may decide to participate and/or certain of the participating Member States may decide to withdraw. In fact, it was announced in December 2015 that Estonia has withdrawn.

In December 2015, a joint statement was issued by several participating Member States, indicating an intention to make decisions on the remaining open issues by the end of June 2016. Prospective holders of the debt securities are advised to seek their own professional advice in relation to the FTT.

Mexican Taxation

The following is a discussion of certain Mexican federal income tax considerations that may be relevant to holders of debt securities that are not residents of Mexico for tax purposes and do not hold the debt securities through a permanent establishment for tax purposes in Mexico. This discussion is not intended to constitute a complete analysis of the tax consequences under the Mexican federal income tax law of the purchase, ownership or disposition of the debt securities by non-residents of Mexico nor to include any of the tax consequences that may be applicable to residents of Mexico that purchase, own or dispose of the debt securities.

Under Mexico’s Income Tax Law, payments of principal and interest on the debt securities that Mexico makes to you will be exempt from any Mexican withholding tax if you are a foreign holder, i.e.:

•	you are not a resident of Mexico for tax purposes; and

•	you hold the debt securities directly and not through a permanent establishment for tax purposes in Mexico to which such principal or interest payments are attributable.

You will not be subject to capital gains taxes in Mexico on the sale or transfer of the debt securities if you are a foreign holder and the sale or transfer is made to another foreign holder.

There are no Mexican stamp, registration or similar taxes payable by a foreign holder in connection with the purchase, ownership or disposition of the debt securities. A foreign holder will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the debt securities.

Mexico has negotiated treaties to avoid double taxation with several countries. Certain of these treaties are currently in effect and others have been signed but have yet to enter into force. Mexico does not expect that these treaties will have an effect on the tax treatment of payments of principal, premium, if any, or interest on the debt securities to, or sales or transfers of the debt securities by, foreign holders of the debt securities.

PLAN OF DISTRIBUTION

Terms of Sale

Mexico will describe the terms of a particular offering of securities in the applicable prospectus supplement, including the following:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the proceeds to Mexico from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

Mexico may agree to reimburse any underwriters and agents for certain expenses incurred in connection with the offering of the debt securities, and to indemnify any underwriters and agents against certain liabilities, including liabilities under the Securities Act. The underwriters and agents may also be entitled to contribution from Mexico for payments they make relating to these liabilities. Underwriters and agents may engage in transactions with or perform services for Mexico in the ordinary course of business.

Method of Sale

Mexico may sell the securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

If Mexico uses underwriters or dealers in a sale, they will acquire the securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Mexico may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

Mexico may also sell the securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment.

Mexico may authorize underwriters, agents, or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

Mexico may offer the securities to holders of other securities of Mexico as consideration for Mexico’s purchase or exchange of the other securities. Mexico may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This type of offer may be in addition to sales of the same securities using the methods discussed above.

The debt securities may not have an established trading market when issued. The underwriters and agents may make a market in the debt securities, but are not obligated to do so and may discontinue any market-making at any time without notice. Mexico cannot assure you that a secondary market will be established for any series of debt securities, or that any of them will be sold.

In order to facilitate the offering of the debt securities, the underwriters and agents may engage in transactions that stabilize, maintain or affect the price of the debt securities. In particular, the underwriters and agents may:

•	over-allot in connection with the offering, i.e., offer and apportion more of the debt securities than the underwriters and agents have, creating a short position in the debt securities for their own accounts;

•	bid for and purchase debt securities in the open market to cover over-allotments or to stabilize the price of the debt securities; or

•	if the underwriters and agents repurchase previously-distributed debt securities, reclaim selling concessions which they gave to dealers when they sold the debt securities.

Any of these activities may stabilize or maintain the market price of the debt securities above independent market levels. The underwriters and agents are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Selling Restrictions

Other than in the United States, neither Mexico nor the underwriters or agents has taken any action required to permit a public offering of any debt securities or distribution of this prospectus and any prospectus supplement in any jurisdiction where action for that purpose is required. Neither Mexico nor the underwriters or agents may offer or sell the debt securities or distribute or publish this prospectus, any accompanying prospectus supplement or any advertisement or other offering material in any jurisdiction, except in compliance with any applicable laws and regulations. The underwriters and agents will represent that all offers and sales by them will be made on the same terms. Each underwriter, agent and Mexico will, to the best of its knowledge and at its own expense, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers debt securities or has in its possession or distributes this prospectus, any applicable prospectus supplement or any other offering material.

Mexico and any underwriter or agent may modify these selling restrictions following a change in any relevant law, regulation or directive. Selling restrictions may also be added to reflect the requirements of any particular currency. The prospectus supplement issued for each series of debt securities will set out any modification or addition.

United States

Mexico will generally not register the securities that it will offer and sell outside the United States under the Securities Act. Thus, subject to certain exceptions, Mexico cannot offer, sell or deliver such securities sold outside the United States within the United States or to U.S. persons. When Mexico offers or sells securities outside the United States, each underwriter, agent or dealer will acknowledge that these securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

In addition, each underwriter, agent or dealer will represent and agree that:

•	it has not and will not offer or sell any of these non-SEC registered securities within the United States, except in accordance with Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

This paragraph uses terms defined in Regulation S under the Securities Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter and agent will be required to represent and agree that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of any series of debt securities which are the subject of the offering contemplated pursuant to the accompanying prospectus supplement to the public in that Relevant Member State (the “Securities”) except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Securities to the public in that Relevant Member State:

(a) if the prospectus supplement in relation to any offer of Securities specifies that an offer of these Securities may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a “Non-Exempt Offer”), following the date of publication of a prospectus in relation to such Securities which have been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the prospectus supplement contemplating such Non-Exempt Offer, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus, and Mexico has consented in writing to its use for the purpose of that Non-Exempt Offer;

(b) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(c) at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant manager or managers nominated by Mexico for any such offer; or

(d) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the Securities referred to in (b) to (d) above shall require Mexico or any underwriter or agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of debt securities to the public” in relation to the Securities of any series in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe such Securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in each Relevant Member State.

This prospectus has been prepared on the basis that, except to the extent sub-paragraph (ii) below may apply, any offer of Securities in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of Securities. Accordingly, any person making or intending to make an offer in that Relevant Member State of Securities which are the subject of an offering contemplated in this prospectus as completed by a prospectus supplement in relation to the offer of those Securities may only do so (i) in circumstances in which no obligation arises for Mexico or any underwriter or agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer, or (ii) if a prospectus for such offer has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State and (in either case) published, all in accordance with the Prospectus Directive, provided that any such prospectus has subsequently been completed by a prospectus supplement which specifies that offers may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State and such offer is made in the period beginning and ending on the dates specified for such purpose in such prospectus or prospectus supplement, as applicable, and Mexico has consented in writing to its use for the purpose of such offer. Except to the extent sub-paragraph (ii) above may apply, Mexico has not authorized, nor will it or any underwriter or agent authorize, the making of any offer of Securities in circumstances in which an obligation arises for Mexico or any underwriter or agent to publish or supplement a prospectus for such offer.

The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each underwriter and agent will be required to represent and agree, that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any debt securities in circumstances in which Section 21(1) of the FSMA does not apply to Mexico;

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the debt securities in, from or otherwise involving the United Kingdom; and

(c) in relation to any debt securities having a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any debt securities other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the debt securities would otherwise constitute a contravention of section 19 of the FSMA by Mexico.

This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any debt securities will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such debt securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.4 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Republic of France

The debt securities may not be offered or sold or caused to be offered or sold, directly or indirectly, to the public in France and neither this prospectus, which has not been submitted to the clearance procedure of the French Autorité des marchés financiers (“AMF”), nor to a competent authority of another Member State of the European Economic Area that would have notified its approval to the AMF in accordance with the passport procedure provided under the EU Prospectus Directive 2003/71/EC as implemented in France and in the relevant Member State, nor any other offering material or information contained therein relating to the debt securities may be released, issued or distributed or caused to be released, issued or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription, exchange or sale of the debt securities to the public in France.

Any such offers, sales and distributions may be made in France only to (i) qualified investors (investisseurs qualifiés) acting for their own account, and/or to (ii) investment services providers authorized to engage in portfolio management services on behalf of third parties and/or to (iii) fewer than 150 natural or legal persons (other than qualified investors) acting for their own account, all as defined in, and in accordance with, Articles L.411-2, II, D.411-1 and D.411-4, D.744-l, D.754-l and D.764-1 of the French Code monétaire et financier.

In the event that the debt securities purchased or subscribed by investors listed above are offered or resold, directly or indirectly, to the public in France, the conditions relating to public offers set forth in Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier must be complied with. Investors in France and persons into whose possession offering materials come must inform themselves about, and observe, any such restrictions.

Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the securities, or distribution of a prospectus or any other offering material relating to the securities. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each manager will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the securities within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of securities, and (ii) that it will distribute in Germany any offering material relating to the securities only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Italy

The offering of the debt securities has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no debt securities may be offered, sold or delivered, nor copies of this prospectus, any prospectus supplement or any other documents relating to the debt securities may be distributed in Italy except:

(a) to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”)

and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

(b) in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the debt securities or distribution of copies of this prospectus, any prospectus supplement or any other documents relating to the debt securities in Italy must be:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

(b) in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

(c) in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the debt securities on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Hong Kong

Each manager represents, warrants and agrees that the debt securities have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the “CWUMPO”), or (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the CWUMPO.

No advertisement, invitation or document relating to the debt securities has been or will be issued, or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the debt securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Japan

The debt securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”) and each underwriter and agent will represent and agree that it will not offer or sell any debt securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended)), or to others for re offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

The Netherlands

In addition and without prejudice to the EEA selling restrictions above, zero coupon debt securities in bearer form on which interest does not become due and payable during their term but only at maturity and other debt securities in bearer form that qualify as savings certificates (spaarbewijzen) within the meaning of the Dutch Savings Certificates Act (Wet inzake spaarbewijzen) may be transferred or accepted only through the mediation of either the Issuer or a member of Euronext Amsterdam N.V. and with due observance of the Dutch Savings Certificates Act and its implementing regulations (including the registration requirements), provided that no such mediation is required in respect of (i) the initial issue of such debt securities to the first holders thereof, (ii) any transfer and delivery by natural persons who do not act in the conduct of a profession or trade, and (iii) the issue and trading of such debt securities, if such debt securities are physically issued outside the Netherlands and not distributed in the Netherlands in the course of primary trading or immediately thereafter; in addition (i) certain identification requirements in relation to the issue and transfer of, and payment on, such debt securities have to be complied with, (ii) any reference in publications concerning such debt securities to the words “to bearer” is prohibited, (iii) so long as such debt securities are not listed at the regulated market operated by Euronext Amsterdam N.V., each transaction involving a transfer of such debt securities must be recorded in a transaction note, containing, at least, the name and address of the counterparty to the transaction, the nature of the transaction, and a description of the amount, registration number(s), and type of the debt securities concerned, and (iv) the requirement described under (iii) must be printed on such debt securities.

Each underwriter and agent will acknowledge and agree that it will not make an offer of the debt securities to the public in the Netherlands in reliance on Article 3(2) of the Prospectus Directive unless (i) such offer is made exclusively to persons or entities which are (a) qualified investors as defined in the Prospectus Directive or (b) represented by eligible discretionary asset managers in accordance with Article 55 of the Exemption Regulation DFSA (Vrijstellingsregeling Wft), or (ii) a standard warning is used as required by Article 5:5(2) or 5:20(5) of the Dutch Financial Supervision Act (Wet op het financieel toezicht or DFSA), provided that no such offer of debt securities shall require Mexico or any underwriter or agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive. For the purpose of this paragraph the expression “Prospectus Directive” means Directive 2003/71/EC as amended and implemented in Dutch law.

Each underwriter and agent will furthermore acknowledge and agree that it will not make an offer of debt securities with a maturity of less than 12 months until the competent authority publishes its interpretation of the term “public” (as referred to in Article 4.1(1) of Regulation (EU) No 575/2013), unless such debt securities either (a) have a minimum denomination of EUR 100,000, or (b) are offered solely to professional market parties (professionele marktpartij) within the meaning of the DFSA and the rules promulgated thereunder and, as soon as the competent authority publishes the interpretation of the term “public” as referred to in Article 4.1(1) of Regulation (EU) No 575/2013, to persons or legal entities that are part of the public within the meaning of Regulation (EU) No 575/2013 and the DFSA and the rules promulgated thereunder.

Spain

Each manager has represented and agreed that it has not offered, sold or distributed the debt securities, nor will it carry out any subsequent resale of the debt securities in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 35 of the restated text of the Securities Markets Act approved by Royal Legislative Decree 4/2015, dated 23 October (Real Decreto Legislativo 4/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Mercado de Valores), Royal Decree 1310/2005 of 4 November (Real Decreto 1310/2005 de 4 de noviembre), and supplemental rules enacted thereunder.

Singapore

Neither this prospectus nor any prospectus supplement have been or will be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus, any prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the debt securities may not be circulated or distributed, nor may the debt securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the debt securities are subscribed or purchased in reliance on an exemption under Sections 274 or 275 of the SFA, the debt securities may not be sold within the period of six months from the date of the initial acquisition of the debt securities, except to any of the following persons:

(a) an institutional investor (as defined in Section 4A of the SFA);

(b) a relevant person (as defined in Section 275(2) of the SFA); or

(c) any person pursuant to an offer referred to in Section 275(1A) of the SFA,

unless expressly specified otherwise in Section 276(7) of the SFA or Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (the “SFR”).

Where the debt securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the debt securities pursuant to an offer made under Section 275 of the SFA, except:

(1) to an institutional investor (as defined in Section 4A of the SFA) or to a relevant person (as defined in Section 275(2) of the SFA), or (in the case of such corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

(2) where no consideration is or will be given for the transfer;

(3) where the transfer is by operation of law;

(4) as specified in Section 276(7) of the SFA; or

(5) as specified in Regulation 32 of the SFR.

Switzerland

The offer and sale of the debt securities is made in Switzerland exclusively on the basis of a private placement, not as a public offering. This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the debt securities described herein. The debt securities may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the debt securities constitutes a prospectus as such term is understood pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange Ltd. or any other regulated trading facility in Switzerland, and neither this prospectus nor any other offering or marketing material relating to the debt securities may be publicly distributed or otherwise made publicly available in Switzerland.

Mexico

The debt securities have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The debt securities may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the debt securities under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the debt securities, or that the information contained in this prospectus or in any prospectus supplement. Mexico has prepared this prospectus and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Chile

NOTICE TO CHILEAN INVESTORS

The offer of the debt securities is subject to General Rule No. 336 of the Superintendencia de Valores y Seguros (SVS). The debt securities being offered will not be registered under the Securities Market Law (Ley de Mercado de Valores) in the Securities Registry (Registro de Valores) or in the Foreign Securities Registry (Registro de Valores Extranjeros) of the SVS and, therefore, the debt securities are not subject to the supervision of the SVS. As unregistered securities, we are not required to disclose public information about the debt securities in Chile. Accordingly, the debt securities cannot and will not be publicly offered to persons in Chile unless they are registered in the corresponding Securities Registry. The debt securities may only be offered in Chile in circumstances that do not constitute a public offering under Chilean law or in compliance with General Rule No. 336 of the SVS. Pursuant to General Rule No. 336, the debt securities may be privately offered in Chile to certain “qualified investors” identified as such therein (which in turn are further described in General Rule No. 216, dated June 12, 2008, of the SVS).

AVISO A INVERSIONISTAS CHILENOS

La oferta de los bonos se acoge a la Norma de Carácter General N°336 de la Superintendencia de Valores y Seguros. Los bonos que se ofrecen no están inscritos bajo la Ley de Mercado de Valores en el Registro de Valores o en el Registro de Valores Extranjeros que lleva la Superintendencia de Valores y Seguros, por lo que tales valores no están sujetos a la fiscalización de ésta. Por tratarse de valores no inscritos, no existe obligación por parte del emisor de entregar en Chile información pública respecto de estos valores. Los bonos no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el Registro de Valores correspondiente. Los bonos solo podrán ser ofrecidos en Chile en circunstancias que no constituyan una oferta pública o cumpliendo con lo dispuesto en la Norma de Carácter General N°336 de la Superintendencia de Valores y Seguros. En conformidad con lo dispuesto por la Norma de Carácter General N°336, los bonos podrán ser ofrecidos privadamente a ciertos “inversionistas calificados,” identificados como tal en dicha norma (y que a su vez están descritos en la Norma de Carácter General N°216 de la Superintendencia de Valores y Seguros de fecha 12 de junio de 2008).

Colombia

Any debt securities issued hereby have not been and will not be registered before the Colombian National Registry of Securities and Issuers or with any Colombian Securities Exchange or Trading System. This prospectus, as completed by a prospectus supplement, does not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law or any marketing of the debt securities and shall be valid in Colombia only to the extent permitted by Colombian law. Any debt securities issued hereby may only be exchanged inside the Territory of the Republic of Colombia to the extent permitted by Colombian law. This prospectus is for the sole and exclusive use of the addressee as a designated individual/investor and is provided to such individual/investor at its request, and cannot be considered as being addressed to or intended for the use of any third party, including any of such party’s shareholders, administrators or employees, or by any other third party resident in Colombia. The information contained in this prospectus is provided for assistance purposes only and may not be used to market or negotiate the debt securities hereby issued except in compliance with the promotional or advertisement activities (as defined under Colombian law), except in compliance with the requirements of the Colombian Financial and Securities Market Regulation (Decree 2555 of 2010, Law 964 of 2005 and Organic Statute of the Financial System) as amended and restated, and decrees and regulations made thereunder. No representation or warranty is made as to the accuracy or completeness of the information contained herein. Please note that, under Colombian regulations, any offering addressed to an undetermined number of persons or to 100 or more named individuals shall be considered as a public offering, requiring prior approval of Colombia’s Superintendence of Finance and that the delivery of information that could be construed as marketing of the debt securities issued hereby to Colombian residents or within the territory of Colombia is forbidden unless certain prior requirements are met. However, please bear in mind that the Government of Colombia recently enacted Decree 2241 of 2015, pursuant to which international public offerings of securities authorized by certain foreign authorities, are offerings acknowledged and recognized by the Colombian Superintendence of Finance, and can therefore be marketed directly in Colombia by the foreign issuer as well as by the local underwriters or dealers, as the case may be, appointed for purposes of such offerings. However, please also note that the Colombian Superintendence of Finance has not yet determined the foreign authorities to which this exception will apply.

Uruguay

The sale of any series of debt securities issued hereby qualifies as a private placement pursuant to section 2 of Uruguayan law 18.627. Mexico represents and agrees that it has not offered or sold, and will not offer or sell, any debt securities to the public in Uruguay, except in circumstances which do not constitute a public offering or distribution under Uruguayan laws and regulations. The sale of any series of debt securities hereunder is not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

Non-U.S. Offerings

Mexico will generally not register the securities that it will offer and sell outside the United States under the Securities Act. Thus, subject to certain exceptions, Mexico cannot offer, sell or deliver such securities sold outside the United States within the United States or to U.S. persons. When Mexico offers or sells securities outside the United States, each underwriter or dealer will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Each underwriter or dealer will agree that:

•	it has not offered or sold, and will not offer or sell, any of these non-SEC-registered securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

OFFICIAL STATEMENTS

Mexico has included the information in this prospectus, including in the documents incorporated by reference, whose source is identified as a publication of Mexico or one of its agencies or instrumentalities in reliance on the authority of the publication as a public official document. All other information that Mexico has provided in this prospectus and in the related registration statement is included as a public official statement made on the authority of Alberto Torres García, Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit of Mexico, or his successor.

VALIDITY OF THE SECURITIES

The following persons, whose addresses will appear on the inside back cover of the applicable prospectus supplement, will give opinions regarding the validity of the securities:

•	For Mexico:

•	as to all matters of Mexican law, the Fiscal Attorney of the Federation or the Deputy Federal Fiscal Attorney for Financial Affairs of Mexico or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit; and

•	as to all matters of U.S. law, Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to Mexico.

•	For the underwriters, if any:

•	as to all matters of U.S. law, Sullivan & Cromwell LLP, or any other U.S. counsel to the underwriters named in the applicable prospectus supplement; and

•	as to all matters of Mexican law, Ritch, Mueller, Heather y Nicolau, S.C., or any other Mexican counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Mexican law:

•	Cleary Gottlieb Steen & Hamilton LLP may rely on the opinion of the Fiscal Attorney of the Federation or the Deputy Federal Fiscal Attorney for Financial Affairs of Mexico or the Deputy Director
General of Legal Procedures of Credit of the Ministry of Finance and Public Credit; and

•	Sullivan & Cromwell LLP, or any other U.S. counsel to the underwriters, may rely on the opinions of the Fiscal Attorney of the Federation or the Deputy Federal Fiscal Attorney for Financial Affairs of Mexico or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit and Ritch, Mueller, Heather y Nicolau, S.C., or any other Mexican counsel to the underwriters.

As to all matters of U.S. law:

•	the Fiscal Attorney of the Federation or the Deputy Federal Fiscal Attorney for Financial Affairs of Mexico or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit may rely on the opinion of Cleary Gottlieb Steen & Hamilton LLP; and

•	Ritch, Mueller, Heather y Nicolau, S.C., or any other Mexican counsel to the underwriters, may rely on the opinion of Sullivan & Cromwell LLP, or any other U.S. counsel to the underwriters.

The Deputy Federal Fiscal Attorney for Financial Affairs of Mexico has given an opinion concerning all statements in this prospectus relating to matters of Mexican law, and Mexico has made such statements in reliance on the authority of the Deputy Federal Fiscal Attorney for Financial Affairs of Mexico.

AUTHORIZED REPRESENTATIVE

The Authorized Representative of Mexico in the United States is Donald J. Puglisi, Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that Mexico filed with the U.S. Securities and Exchange Commission using a shelf registration process. This prospectus does not contain all of the information provided in the registration statement. For further information, you should refer to the registration statement.

Mexico files annual reports and other information with the SEC relating to the securities. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

100 F Street, N.E.

Washington, D.C. 20002

Please call the SEC at 1-800-SEC-0330 for further information. In addition, any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s website at: www.sec.gov.

The SEC allows Mexico to incorporate by reference some information that Mexico files with the SEC. Incorporated documents are considered part of this prospectus. Mexico can disclose important information to you by referring you to those documents. Information that Mexico later files with the SEC will update and supersede this incorporated information. The following documents are incorporated by reference in this prospectus and any accompanying prospectus supplement:

•	Mexico’s Annual Report on Form 18-K for the year ended 2014 (the “Annual Report”), as filed with the SEC on October 28, 2015, SEC file number 333-03610; and

•	each subsequent Annual Report on Form 18-K and any amendment on Form 18-K/A filed on or after the date of this prospectus and before all of the securities are sold.

Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents, including any exhibits that are incorporated by reference in them. Requests for such documents should be directed to:

Secretaría de Hacienda y Crédito Público

Unidad de Crédito Público Insurgentes

Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, D.F. 01020

Telephone: 52-55-3688-1410

As long as any of the securities remain outstanding and are listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange, you may also obtain, free of charge, copies of Mexico’s Annual Report on Form 18-K, each Amendment to the Annual Report on Form 18-K/A incorporated by reference herein, this prospectus and any prospectus supplement at the office of the Luxembourg listing agent for the securities.

As long as any of the securities remain outstanding and are listed on the Luxembourg Stock Exchange, if there is a material change to the terms and conditions of the securities or in the economic affairs of Mexico that is not reflected in any of the documents relating to the securities, Mexico will amend the applicable prospectus supplement relating to the securities or incorporate new or updated documents in the manner discussed above.

GLOSSARY

“Business Day” means any day that is not a Saturday or Sunday and that meets the following requirements, as applicable:

•	DTC book-entry securities and certificated securities denominated in U.S. dollars: it is not a legal holiday or day on which banking institutions are authorized or required by law, regulation or executive order to close in The City of New York;

•	Euro-denominated debt securities: it is a day on which (a) the Trans-European Automated Real-Time Gross Settlement Express Transfer System is operating and (b) commercial banks are open for dealings in euro deposits in the London interbank market;

•	Debt securities denominated in a currency other than U.S. dollars or euro: it is (a) not a day on which banking institutions are authorized or required by law, regulation or executive order to close in the principal financial center of the country issuing the applicable specified currency and (b) a day on which banking institutions in such financial center are carrying out transactions in the specified currency;

•	Indexed debt securities: it is not a day on which banking institutions are authorized or required by law, regulation or executive order to close in the place or places specified in the applicable prospectus supplement; and

•	LIBOR debt securities: it is a London Banking Day.

“Calculation Date” means the earlier of (a) the fifteenth calendar day after the applicable interest determination date or, if this date is not a Business Day, the next Business Day and (b) the second Business Day before the relevant interest payment date or date of maturity, redemption or repayment.

“Commercial Paper Rate” means the rate determined by the calculation agent as of the applicable interest determination date as follows:

•	the money market yield (calculated as described below) of the annual rate (quoted on a bank discount basis) published in H.15(519) under the heading “Commercial paper—Nonfinancial” for commercial paper with the applicable indexed maturity;

•	if the rate described above is not published in H.15(519) by 3:00 p.m., New York City time, on the Calculation Date, the Commercial Paper Rate will be the rate published in H.15 Daily Update for the interest determination date under the heading “Commercial paper—Nonfinancial” for commercial paper with the applicable indexed maturity;

•	if neither of the rates described above is published by 3:00 p.m., New York City time, on the Calculation Date, then the calculation agent will select, with Mexico’s approval, three leading dealers of commercial paper in The City of New York to provide quotations of their offered annual rates, as of approximately 11:00 a.m., New York City time, on the interest determination date, for commercial paper with the applicable index maturity placed for an industrial company whose bond rating is “AA” or the equivalent from a nationally recognized rating agency; the Commercial Paper Rate will be the money market yield of the arithmetic mean of these rates;

•	if fewer than three dealers provide quotations as described above, the Commercial Paper Rate will be the Commercial Paper Rate in effect on the interest determination date.

The money market yield of the rate or average of rates set forth above will be a yield, expressed as a percentage, calculated in accordance with the following formula:

where “D” refers to the applicable annual rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and “M” refers to the actual number of days in the interest period for which interest is being calculated.

“EURIBOR” means the rate determined by the calculation agent on the applicable interest determination date as follows:

•	the offered rate (or if more than one such rate appears, the arithmetic mean of the offered rates)

for deposits in euro with the applicable index maturity beginning on the second Business Day after the interest determination date as it appears on the “EURIBOR01” page of the Reuters Monitor Money Rates Service (or a replacement or successor page or service) at approximately 11:00 a.m., Brussels time, on the interest determination date;

•	if the rate described above is not available, the calculation agent will select, with Mexico’s approval, four major banks in the Euro-zone interbank market to provide, at approximately 11:00 a.m., Brussels time, on the interest determination date, quotations of their offered rates to prime banks in the Euro-zone interbank market for deposits in euro with the applicable index maturity in an amount of at least €1,000,000 and that is representative of a single transaction in the market for delivery on the interest reset date. If the calculation agent receives at least two of these quotations, then EURIBOR will be their arithmetic mean;

•	if fewer than two banks provide quotations as described above, the calculation agent will select, with Mexico’s approval, three major banks in the Euro-zone interbank market to provide, at approximately 11:00 a.m., Brussels time, on the interest determination date, quotations for their offered rates for loans in euro to leading European banks with the applicable index maturity and a principal amount of at least €1,000,000 and that is representative of a single transaction in the market for delivery on the interest reset date. If the calculation agent receives at least three of these quotations, EURIBOR will be the arithmetic mean of these rates;

•	if fewer than three banks provide quotations as described above, EURIBOR will be EURIBOR in effect on the interest determination date.

“European Monetary and Economic Union” means the Union formed by the 11 participating member states which introduced the single European currency known as the euro on January 1, 1999.

“Euro-zone” means the region comprised of participating member states of the European Union that have adopted the euro as its legal currency in accordance with the Treaty of Rome of March 25, 1957, as amended by the Single European Act of

1986 and the Treaty on European Union, signed in Maastricht, the Netherlands, on February 1, 1992.

“Federal Funds Rate” means the rate determined by the calculation agent as of the applicable interest determination date as follows:

•	the rate for overnight federal funds as it is published in H.15(519) under the heading “Federal funds (effective)”;

•	if the rate described above is not published by 3:00 p.m., New York City time, on the Calculation Date, then the Federal Funds Rate will be the rate as published in H.15 Daily Update for the interest determination date under the heading “Federal funds (effective)”;

•	if neither of the rates described above is published by 3:00 p.m., New York City time, on the Calculation Date, then the calculation agent will select, with Mexico’s approval, three leading brokers of federal funds transactions in The City of New York to provide quotations of their rates, at approximately 9:00 a.m., New York City time, on the interest determination date, for the last transaction that they arranged of not less than U.S. $5,000,000 in overnight federal funds; the Federal Funds Rate will be the arithmetic mean of these rates;

•	if fewer than three brokers provide quotations as described above, the Federal Funds Rate will be the Federal Funds Rate in effect on the interest determination date.

“H.15 Daily Update” means the “Statistical Release H.15 Daily Update, Selected Interest Rates” or any successor publication of the Board of Governors of the Federal Reserve System, currently available on the world wide web at: http://www.federalreserve.gov/releases/h15/update/.

“H.15(519)” means the “Statistical Release H.15(519), Selected Interest Rates” or any successor publication of the Board of Governors of the Federal Reserve System, currently available on the world wide web at: http://www.federalreserve.gov/releases/h15/.

“LIBOR” means either of the following rates determined by the calculation agent on the applicable interest determination date as follows:

•	the offered rate (or if more than one such rate appears, the arithmetical mean of such offered rates) for deposits in U.S. dollars with the applicable index maturity beginning on the second London Banking Day after the interest determination date as it appears on the “LIBOR01” page of the Reuters Monitor Money Rates Service (or a replacement or successor page or service) (the “Reuters Screen LIBO Page”) at approximately 11:00 a.m., London time, on the interest determination date;

•	if the rate described above is not available, the calculation agent will select, with Mexico’s approval, four major banks in the London interbank market to provide, at approximately 11:00 a.m., London time, on the interest determination date, quotations of their offered rates to prime banks in the London interbank market for deposits in U.S. dollars with the applicable index maturity in an amount of at least U.S. $1,000,000 and that is representative of a single transaction in the market for delivery on the second London Banking Day after the interest determination date. If the calculation agent receives at least two of these quotations, then LIBOR will be their arithmetic mean;

•	if fewer than two banks provide quotations as described above, the calculation agent will select, with Mexico’s approval, three major banks in The City of New York to provide, at approximately 11:00 a.m., New York City time, on the interest determination date, quotations for their offered rates for loans in U.S. dollars to leading European banks with the applicable index maturity and a principal amount of at least U.S. $1,000,000 and that is representative of a single transaction in the market for delivery on the second London Banking Day after the interest determination date. If the calculation agent receives at least three of these quotations, LIBOR will be the arithmetic mean of these rates;

•	if fewer than three banks provide quotations as described above, LIBOR will be LIBOR in effect on the interest determination date.

“London Banking Day” means a day on which commercial banks are open for dealings in U.S. dollar deposits in the London interbank market.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, D.F. 01020

TRUSTEE

Deutsche Bank Trust Company Americas

60 Wall Street, 16th Floor

New York, New York 10005

REGISTRAR, TRANSFER AGENT AND

PRINCIPAL PAYING AGENT

Deutsche Bank Trust Company Americas

60 Wall Street, 16th Floor

New York, New York 10005

LUXEMBOURG LISTING AGENT

LEGAL ADVISORS TO MEXICO

As to United States Law	As to Mexican Law

Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12, Colonia Nápoles México, D.F. 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law	As to Mexican Law

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	Ritch, Mueller, Heather y Nicolau, S.C. Av. Pedregal No. 24, Piso 10 Molino del Rey, México, D.F. 11040

PART II

(Items (11), (13) and (14) of Schedule B of the Securities Act of 1933)

1. The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration fee	U.S. $	1,007,000
Printer expenses		3,000
Legal fees and expenses		200,000

Total	U.S. $	1,210,000

2. Mexico hereby agrees to furnish copies of the opinion or opinions of the Fiscal Attorney of the Federation of Mexico or the Deputy Federal Fiscal Attorney of the Federation for Financial Affairs of Mexico in connection with any issue of debt securities and/or warrants under this registration statement in post-effective amendments to this registration statement or in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

UNDERTAKINGS

Mexico hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

provided, however, that Mexico shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

(b) That, for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by Mexico pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(e) That, for purposes of determining any liability under the Securities Act of 1933, each filing of Mexico’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS

This registration statement comprises:

I.	The facing sheet.

II.	The cross reference sheet.

III.	An explanatory note.

IV.	Part I consisting of the prospectus.

V.	Part II consisting of pages numbered II-1 through II-6

VI.	The following exhibits:

A.	Underwriting Terms (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement).

B.	Fiscal Agency Agreement, dated as of September 1, 1992, between the United Mexican States and Citibank, N.A., and Form of Amendment No. 1 thereto, dated as of November 28, 1995 (filed as an exhibit to registration statement no. 333-99518 and incorporated by reference herein).

C.	Form of Amendment No. 2 to Fiscal Agency Agreement, dated as of March 3, 2003 (filed as an exhibit to Amendment No. 5 to the United Mexican States Annual Report on Form 18-K for its Fiscal Year ended December 31, 2001 and incorporated by reference herein).

D.	Form of Authorization Certificate, pursuant to Section 1(b) of the Fiscal Agency Agreement, including certain forms of Medium-Term Notes (filed as an exhibit to registration statement no. 333-151501 and incorporated by reference herein).

E.	Amended and Restated Indenture, dated as of June 1, 2015, between the United Mexican States and Deutsche Bank Trust Company Americas (filed as an exhibit to registration statement no. 333-204638 and incorporated by reference herein).

F.	Form of Warrant Agreement (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement).

G.	Form of Warrant (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement).

H.	Exchange Rate Agency Agreement (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement).

I.	Calculation Agency Agreement (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement).

J.	Opinion of the Deputy Federal Fiscal Attorney for Financial Affairs of the Ministry of Finance and Public Credit of the United Mexican States.

K.	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

L.	Consent of Alberto Torres García, Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit of the United Mexican States (included on page II-3).

M.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included on page 4 of Exhibit K hereto).

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the United Mexican States, has duly caused this registration statement or amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mexico, Federal District, Mexico on the 8th day of February, 2016.*

By:	/S/ ALBERTO TORRES GARCÍA
Alberto Torres García
Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit of the United Mexican States

*	The undersigned hereby consents to the use of his name in connection with the information specified in this registration statement or amendment to registration statement under the caption “Official Statements” in the prospectus contained herein.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this registration statement or amendment to registration statement in the City of Newark, Delaware, on the 8th day of February, 2016.

By:	/S/ DONALD J. PUGLISI
Donald J. Puglisi
Authorized Representative

INDEX TO EXHIBITS

Exhibits		Sequential page number

A.	Underwriting Terms (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement).

B.	Fiscal Agency Agreement, dated as of September 1, 1992, between the United Mexican States and Citibank, N.A., and Form of Amendment No. 1 thereto, dated as of November 28, 1995 (filed as an exhibit to registration statement no. 333-99518 and incorporated by reference herein).

C.	Form of Amendment No. 2 to Fiscal Agency Agreement, dated as of March 3, 2003 (filed as an exhibit to Amendment No. 5 to the United Mexican States Annual Report on Form 18 K for its Fiscal Year ended December 31, 2001 and incorporated by reference herein).

D.	Form of Authorization Certificate, pursuant to Section 1(b) of the Fiscal Agency Agreement, including certain forms of Medium-Term Notes (filed as an exhibit to registration statement no. 333-151501 and incorporated by reference herein).

E.	Amended and Restated Indenture, dated as of June 1, 2015, between the United Mexican States and Deutsche Bank Trust Company Americas (filed as an exhibit to registration statement no. 333-204638 and incorporated by reference herein).

F.	Form of Warrant Agreement (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement).

G.	Form of Warrant (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement).

H.	Exchange Rate Agency Agreement (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement).

I.	Calculation Agency Agreement (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement).

J.	Opinion of the Deputy Federal Fiscal Attorney for Financial Affairs of the Ministry of Finance and Public Credit of the United Mexican States.

K.	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

L.	Consent of Alberto Torres García, Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit of the United Mexican States (included on page II-3).

M.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included on page 4 of Exhibit K hereto).